(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: June 30, 2006**

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A**	**02.429.144/0001-93**
4 - NIRE (State Registration Number)		
353.001.861.33		

01.02 - HEAD OFFICE

1 - ADDRESS	2 - DISTRICT			
Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2	Vila Olímpia			
3 - ZIP CODE 04547-005	4 - CITY São Paulo	5 - STATE SP		
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -	
15 - E-MAIL ri@cpfl.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME				
José Antonio de Almeida Filippo				
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5	3 - DISTRICT Jardim Santana			
4 - ZIP CODE 13088-900	5 - CITY Campinas	6 - STATE SP		
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -	
16 - E-MAIL jfilippo@cpfl.com.br				

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2006	12.31.2006	2	04.01.2006	06.30.2006	1	01.01.2006	03.31.2006

09 - INDEPENDENT ACCOUNTANT	**10 - CVM CODE**
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11. PARTNER IN CHARGE	**12 - CPF (INDIVIDUAL TAX ID)**
Walbert Antonio dos Santos	867.321.888-87

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: June 30, 2006**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 06.30.2006	2 –Previous Quarter 03.31.2006	3 – Same Quarter of Last Year 06.30.2005
Paid-in Capital			
1 – Common	479,756,730	479,756,730	456,734,666
2 – Preferred	0	0	0
3 – Total	479,756,730	479,756,730	456,734,666
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY **Commercial, Industrial and Other**
2 - STATUS **Operational**
3 - NATURE OF OWNERSHIP **Private National**
4 - ACTIVITY CODE **3120– Administration and Participation Company - Electric Energy**
5 - MAIN ACTIVITY **Holding**
6 - CONSOLIDATION TYPE **Full**
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS **Unqualified**

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	12.21.2005	Interest on Shaherolders' Equity	04.20.2006	ON	0.2278137950
02	AGO	04.20.2006	Dividends	04.20.2006	ON	0.8112329730
03	RCA	08.09.2006	Dividends		ON	1.2756068650

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 - SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 08.09.2006	2 – SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2006	4 - 03/31/2006
1	Total assets	5,575,292	5,628,342
1.01	Current assets	726,012	850,255
1.01.01	Cash and banks	4,907	342,308
1.01.02	Credits	719,005	504,920
1.01.02.01	Dividends and interest on shareholders' equity	636,399	437,082
1.01.02.02	Other Receivables	2	0
1.01.02.03	Financial Investments	25,053	24,052
1.01.02.04	Recoverable taxes	57,551	43,786
1.01.03	Materials and Suppliers	0	0
1.01.04	Other	2,100	3,027
1.01.04.01	Derivative contracts	1,700	2,627
1.01.04.02	Other credits	400	400
1.02	Noncurrent assets	171,946	180,798
1.02.01	Other receivables	171,946	180,798
1.02.01.01	Financial Investments	105,796	107,153
1.02.01.02	Recoverable Taxes	2,787	2,787
1.02.01.03	Deferred Taxes	63,363	70,858
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.03	Permanent assets	4,677,334	4,597,289
1.03.01	Investments	4,675,489	4,595,748
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	4,647,565	4,567,824
1.03.01.02.01	Permanent equity interests	3,115,154	3,112,298
1.03.01.02.02	Goodwill and negative goodwill	1,532,411	1,455,526
1.03.01.03	Other investments	27,924	27,924
1.03.02	Property, plant and equipment	137	137
1.03.03	Deferred charges	1,708	1,404

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2006	4 - 03/31/2006
2	Total liabilities	5,575,292	5.628,342
2.01	Current liabilities	762,564	517,249
2.01.01	Loans and financing	93,194	0
2.01.01.01	Accrued interest on debts	49	0
2.01.01.02	Loans and financing	93,145	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,558	1,761
2.01.04	Taxes and social contributions payable	15,065	1,035
2.01.05	Dividends	614,946	482,198
2.01.06	Reserves	0	0
2.01.07	Due to Related parties	1	0
2.01.08	Other	37,800	32,255
2.01.08.01	Payroll	9	5
2.01.08.02	Accrued liabilities	9	8
2.01.08.03	Derivative contracts	36,921	31,358
2.01.08.04	Other Accounts Payable	861	884
2.02	Long-term liabilities	16,656	8,533
2.02.01	Loans and financing	0	0
2.02.02	Debentures	0	0
2.02.03	Reserves	16,656	8,533
2.02.03.01	Reserve for Contingencies	16,656	8,533
2.02.04	Due to Related parties	0	0
2.02.05	Other	0	0
2.02.05.01	Derivative contracts	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	4,796,072	5,102,560
2.05.01	Capital	4,734,790	4,734,790
2.05.01.01	Capital	4,734,790	4,734,790
2.05.01.02	Treasury shares	0	0
2.05.02	Capital Reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	61,266	61,266
2.05.04.01	Legal	61,266	61,266
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	0	306,488

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 6/30/2005
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	421,683	731,973	239,892	405,961
3.06.01	Sales and Marketing	0	0	0	0
3.06.02	General and administrative	(3,801)	(6,861)	(2,334)	(3,821)
3.06.03	Financial	90,795	85,305	(7,036)	(17,180)
3.06.03.01	Financial income	139,574	160,191	92,923	103,199
3.06.03.01.01	Interest on Shareholders' equity	81,500	81,500	80,273	80,273
3.06.03.01.02	Other financial expenses	58,074	78,691	12,650	22,926
3.06.03.02	Financial expenses	(48,779)	(74,886)	(99,959)	(120,379)
3.06.03.02.01	Interest on Shareholders' equity	0	0	(76,920)	(76,920)
3.06.03.02.02	Goodwill amortization	(21,283)	(42,564)	(13,438)	(26,875)
3.06.03.02.03	Other financial expenses	(27,496)	(32,322)	(9,601)	(16,584)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 6/30/2005
3.06.06	Equity in subsidiaries	334,689	653,529	249,262	426,962
3.06.06.01	Companhia Paulista de Força e Luz	178,494	320,300	179,797	295,182
3.06.06.02	Companhia Piratininga de Força e Luz	72,129	138,850	22	22
3.06.06.03	CPFL Geração de Energia S.A.	38,338	83,301	30,196	53,633
3.06.06.04	CPFL Comercialização Brasil S.A.	40,823	109,173	39,247	78,125
3.06.06.05	CPFL Serra Ltda	4,146	4,146	0	0
3.06.06.06	CPFL Comercialização Cone Sul S.A.	759	759	0	0
3.07	Income (loss) from operations	421,683	731,973	239,892	405,961
3.08	Nonoperating income/expense	0	0	(627)	(627)
3.08.01	Income	0	0	31	31
3.08.02	Expenses	0	0	(658)	(658)
3.09	Income before taxes on income and minority interest	421,683	731,973	239,265	405,334
3.10	Income tax and social contribution	(27,195)	(29,855)	(961)	(1,384)
3.10.01	Social contribution	(6,141)	(6,611)	(255)	(368)
3.10.02	Income Tax	(21,054)	(23,244)	(706)	(1,016)
3.11	Deferred tax	(7,495)	(8,637)	0	0
3.11.01	Deferred Social Contribution	(2,633)	(2,834)	0	0
3.11.02	Deferred income tax	(4,862)	(5,803)	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	(81,500)	(81,500)	(3,353)	(3,353)
3.15	Net income (loss) for the period	305,493	611,981	234,951	400,597

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	456,734,666	456,734,666
	INCOME PER SHARE	0.63677	1.27561	0.51441	0.87709
	LOSS PER SHARE				

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

Subsidiary	Consolidation Method	June 30,2006 Equity Interest - % Direct	June 30,2006 Equity Interest - % Indirect (*)	March 31,2006 Equity Interest - % Direct	March 31,2006 Equity Interest - % Indirect (*)
Energy Distribution					
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	100.00	-
Rio Grande Energia S.A. ("RGE")	Full	-	99.76	-	67.07
Energy Generation					
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Centrais Elétricas S.A. ("CPFL Centrais Elétricas")	Full	-	100.00	-	100.00
SEMESA S.A. ("SEMESA")	Full	-	100.00	-	100.00
CPFL Sul Centrais Elétricas Ltda ("CPFL Sul Centrais Eletricas")	Full	-	100.00	-	100.00
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	66.67	-	66.67
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Makelele Participações S.A. (“Makelele”)	Full	-	100.00	-	-
Energy Commercialization					
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("Clion")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("SGP")	Full	-	99.95	-	67.20
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Integral	100.00	-	-	-
Holdings					
CPFL Serra Ltda. ("CPFL Serra")	Full	100.00	-	-	-
CPFL Missões Ltda. ("CPFL Missões")	Full	100.00	-	-	-
Nova 4 Participações Ltda (“Nova 4”)	Full	100.00	-	-	-

(*) Refer to the interests held by direct subsidiaries.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

A meeting of the Board of Directors held on March 29, 2006 approved the implementation of the first stage of the Corporate Reorganization process, which separates the corporate participations held by the subsidiary CPFL Paulista in the companies CPFL Piratininga, Companhia de Gás de São Paulo – COMGAS ("COMGAS") and Energias do Brasil S.A. ("Energias do Brasil"), in compliance with the provisions of Law nº 10.848/04 and ANEEL Resolution Authorizing nº 305/05 and in accordance with National Electric Energy Agency "ANEEL" Order nº 454/06.

This stage of the Corporate Reorganization consisted of a reduction in the capital of the subsidiary CPFL Paulista, approved in the Extraordinary General Meeting held on April 13, 2006, without cancellation of shares and through the return to the Company, holder of 100% of the capital of CPFL Paulista, of investments assets mentioned below, totaling R$ 413,288. These assets were evaluated at book values, in accordance with the Evaluation Report prepared by specialists as of December 31, 2005. Accordingly, the Interim Financial Statements of March 31, 2006 and June 30, 2006, already reflect this operation, and should be analyzed in the light of the effects of these investments directly on the Company.

The assets previously held directly by the subsidiary CPFL Paulista and transferred to the direct control of CPFL Energia, in accordance with the report, are as follows:

Description	Book Value As of December 31, 2005
Investment CPFL Piratininga	230,538
Goodwill CPFL Piratininga	154,826
Investment COMGÁS	27,152
Investment Energias do Brasil	772
Total	**413,288**

In June 23, 2006, CPFL Energia signed the final purchase agreement with Public Service Enterprise Group ("PSEG") for the direct acquisition of 100% of Ipê Energia Ltda ("Ipê"), PSEG Trader S.A and PSEG Brasil Ltda. denominated as CPFL Serra Ltda., CPFL Comercialização Cone Sul S.A. and CPFL Missões Ltda., respectively. After this acquisition, CPFL Energia will owns 99.76% of RGE shares through the subsidiaries CPFL Paulista (67.07%) and CPFL Serra (32.69%), and 99.95% of Sul Geradora, shares through the subsidiaries CPFL Brasil (67.20%) and CPFL Serra (32.75%). This transaction was approved by ANEEL and the amount paid for this acquisition is R$ 413,602 (equivalent to US$ 185 million).

(2)   PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The parent company's and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year's financial statements and interim financial statements as of March 31, 2006, and should be analyzed together. These interim financial statements are presented in thousands of Brazilian reais and were prepared in accordance with generally accepted accounting principles in Brazil, in accordance with the Accounting Manual of the Public Electric Energy Service, as defined by ANEEL and the standards published by the Brazilian Securities Commission ("CVM").

In order to improve the information presented to the market, as supplementary information, the Cash Flow Statements of the parent company and consolidated are being presented for the half ended June 30, 2006 and 2005 (note 32).

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

The Cash Flow Statements were prepared in accordance with the criteria established by FAS 95 – Statement of Cash Flows, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission ("SEC").

Through its Authorizing Resolution No. 473/2006, ANEEL changed the Accounting Manual of the Public Electric Energy Service. To comply with the changes, the subsidiaries made certain reclassifications in the Financial Statements related to the 1st Quarter of 2006, to allow comparisons with the new classifications required by ANEEL, as follows:

Item	From	To
Tariff Adjustment - Itaipu Purchased	Consumers, Concessionaires and Licensees - note 5	Prepaid Expenses - note 11
Tariff Adjustment - Other	Consumers, Concessionaires and Licensees - note 5	Prepaid Expenses - note 11
PIS and COFINS - pass-through generators	Consumers, Concessionaires and Licensees - note 5	Prepaid Expenses - note 11
Low Income Consumers' Subsidy - Losses	Other Credits - note 13	Prepaid Expenses - note 11

Consolidation Principles

The consolidated interim financial statements includes the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, CPFL Serra, CPFL Missões and Nova 4. The asset, liability and income balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista, CPFL Geração and CPFL Brasil were consolidated with those of their subsidiaries, fully or proportionally (joint subsidiaries), according to the rules defined in CVM Instruction No. 247/96.

With the acquisition of CPFL Serra in June 2006, the indirect subsidiaries RGE and SGP no longer consolidate its balance sheet and income statement proportionally, but rather fully. This transaction impacted the balance sheet and the income statement for June 2006.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(3)   REGULATORY ASSETS AND LIABILITIES

	Consolidated			
	Current		**Noncurrent**	
	June 30,2006	**March 31,2006**	**June 30,2006**	**March 31,2006**
Assets				
Consumers, Concessionaires and Licensees (note 5)				
Extraordinary Tariff Adjustment (a)	235,810	247,832	84,681	128,099
Free Energy (a)	131,030	136,731	129,550	135,486
Tariff Review - Depreciation (b.1)	-	-	39,655	36,335
Tariff Adjustment - TUSD (b.2)	12,710	11,103	4,455	-
PIS and COFINS - Generators pass-through (b.2)	2,831	4,606	-	-
Deferred Costs Variations (note 10)				
Parcel "A" (a)	34,183	13,948	490,306	492,386
CVA (c)	286,082	533,242	142,644	15,958
Prepaid Expenses (note 11)				
Tariff adjustment – Purchase Itaipu (b.2)	39,645	47,948	-	-
Tariff adjustment – Other (b.2)	4,223	7,706	-	-
PIS and COFINS - Generators pass-through (b.2)	28,056	32,264	-	-
Increase in PIS and COFINS (b.3)	22,759	14,210	11,409	17,264
Surplus Energy (b.4)	33,079	30,013	11,408	7,390
Low Income Consumers' Subsidy - Losses (d)	47,494	47,153	-	-
Liabilities				
Suppliers (note 19)				
Free Energy (a)	(133,163)	(131,046)	(141,604)	(151,117)
PIS and COFINS - Generators pass-through (b.2)	(2,536)	(5,716)	-	-
Deferred Gains Variations (note 10)				
Parcel "A" (a)	-	-	(11,553)	(11,154)
CVA (c)	(120,027)	(279,588)	(91,123)	(284)
Other Accounts Payable (note 25)				
Tariff Review - Return (b.1)	(38,351)	(67,305)	-	-
PIS and COFINS - Generators pass-through (b.2)	(26,158)	(32,869)	-	-
Low Income Consumers' Subsidy - Gains (d)	(4,077)	(4,866)	-	-
Total	**553,590**	**605,366**	**669,828**	**670,363**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the "Overall Agreement for the Electric Energy Sector", which introduced, as a mechanism to reimburse the losses incurred by the electrical sector with this program, an Extraordinary Tariff Increase of 2.9% on electric power supply tariffs to residential consumers (except those considered to be a "low income consumer"), rural and public lighting and 7.9% for all other consumers.

This tariff adjustment is being offset against the regulatory assets recorded by the subsidiaries in relation to the Extraordinary Tariff Adjustment (RTE) and Free Energy. The periods stipulated for realizing the regulatory assets relating to RTE and Free Energy for the subsidiaries CPFL Paulista and CPFL Piratininga are 72 and 61 months respectively, as from January 1, 2002. After this period, offsetting of Parcel "A" will commence, using a mechanism similar to that of the Extraordinary Tariff Adjustment, except in respect of the recovery period not defined by ANEEL.

As of June 30, 2006 the subsidiaries had established a provision for losses on the realization of the Extraordinary Tariff Adjustment in the amount of R$ 126,236, set against accounts receivable, based on the projections of expected income by the subsidiaries and taking into account market growth, estimated inflation, interest and regulatory aspects.

In the case of the indirect subsidiary RGE, the Free Energy regulatory asset is derived from the allocation by the distributor of its partial quota from Itaipu for the rationing program. As in the case of the RTE, the indirect subsidiary RGE and the subsidiary CPFL Geração have established an accumulated provision of R$ 7,422 for losses on realization of Free Energy.

As a result of court orders, the subsidiaries CPFL Paulista and CPFL Piratininga are prevented from pass-through on Free Energy amounts to certain generators, as certain sector agents have raised legal questions in respect of the free market regulations. Accordingly, the amounts received are greater than the amounts pass-through on to the generators up to June 30, 2006.

The movements of these regulatory assets and liabilities for the quarter ended June 30, 2006, net of the provision for losses, are as follows:

		Consolidated		
		Free Energy		
Description	**RTE**	**Asset**	**Liability**	**Parcel "A" Net**
Balances as of March 31, 2006	**375,931**	**272,217**	**282,163**	**495,180**
Assets added to the consolidated due to acquisition of equity interests (note 1)	-	1,395	-	-
Monetary Restatement	10,776	13,886	13,320	17,756
Provision for losses	-	(179)	-	-
Realization/Payment	(66,216)	(26,739)	(20,716)	-
Balances as of June 30, 2006	**320,491**	**260,580**	**274,767**	**512,936**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
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Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

b) Review and Adjustment Tariff

b.1) Tariff Review of 2003

CPFL Paulista

In April 2005, ANEEL approved the final results of the first periodic tariff review of April 2003, for the subsidiary CPFL Paulista, and determined that the electricity supply tariffs should be adjusted by 20.29% (which had been set provisionally at 21.10%). In addition it established the **Xe** factor which reflects the productivity gains at 1.1352% to be applied as a reduction factor to the manageable costs "Parcel B", for the subsequent Annual Tariff Increases until the next periodic review in April of 2008.

Accordingly, in order to reflect the final percentage, the subsidiary CPFL Paulista recognized a regulatory liability of R$ 48,888 in the first quarter of 2005, set against for Revenue from Electricity Sales (note 27), and is amortizing this liability in the same accounts, above mentioned Resolution.

Additionally the subsidiary CPFL Paulista recognized a regulatory asset of R$ 22,398 in the first quarter of 2005, set against Revenue from Electricity Sales (note 27), resulting from the difference between the tariff approved in the review of the regulatory depreciation rate of 4.64% p.a., used by ANEEL to calculate the reintegration quota, and the percentage of 4.85% a year calculated by the subsidiary CPFL Paulista based on information provided to the granting authority. The subsidiary CPFL Paulista is currently recognizing and restating this asset, as a result of the tariff lag caused by the difference between the two rates.

The ANEEL Economic and Financial Inspection Office carried out a specific inspection confirming the correctness of the percentage of 4.85%. The subsidiary CPFL Paulista is currently awaiting final approval by the ANEEL Board of Directors, with a favorable recommendation from the Superintendent of the Economic and Financial Inspectorate. In view of this situation, the subsidiary CPFL Paulista does not consider there is any risk concerning the realization of this asset.

CPFL Piratininga

In October 2005, ANEEL finally approved the results of the first periodic tariff review of October 2003 for the subsidiary CPFL Piratininga and the adjustment in the electricity supply tariffs was set at 9.67% (a provisional percentage of 10.51% was in effect). Additionally, the final value of the **"Xe"** Factor was established, showing productivity gains at 0.8294%, to be applied as a reducer of "Parcel B" manageable costs for subsequent annual tariff adjustments.

Accordingly, to reflect the final percentage, in 2005 the subsidiary CPFL Piratininga increased the amount of the regulatory liability, set against Revenue from Electricity Sales, and is recognizing amortization of this liability in the same accounts, since than.

b.2) Tariff Adjustments of 2005 and 2006

CPFL Paulista

Through Approving Resolution nº 313, of April 6, 2006, ANEEL established the average Annual Tariff Adjustment of the subsidiaries at 10.83%, of which 7.12% refers to the annual tariff adjustment and 3.71% to the financial components.

The financial components are the CVA, energy surpluses, restatement of purchase costs of energy from Itaipu, discount on collection of the TUSD, and other adjustment related to previous period.

In accordance with the Addendum to the Concession Contract signed on March 14, 2005, PIS and COFINS expense actually incurred by the subsidiary CPFL Paulista were included in the electricity supply accounts as from July 1, 2005, and are accordingly not included in the tariff mentioned above.

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Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

ANEEL also took into account Law nº 11,196/2005, which decreed the return, on the part of the generators, of the amounts of R$ 32,869, received as a result of the effects of the increase in PIS and COFINS passed on to consumers during the previous tariff period. This return is being made in 12 installments starting May 2006. Accordingly, the subsidiary CPFL Paulista recorded an asset, set against income (note 27), equivalent to the amount to be reimbursed to consumers recorded in liabilities (note 25), set against the Cost of Electricity (note 28).

During the quarter, the subsidiary CPFL Paulista recorded the amount of R$ 4,158 related to discounts given in the TUSD referring to supply of electric power from alternative sources, which will be received in the next tariff adjustment. This was recorded under "Consumers, Concessionaires and Licensees", and set off against the respective "Operating Income" account.

CPFL Piratininga

In October 2005, ANEEL established the Annual Tariff Adjustment, increasing electric energy tariffs by an average 1.54%, composed as follows: 0.74% as annual tariff increase and 0.80% relative to tariff components external to the annual increase. The external components include CVA, the tariff return arising from the definitive approval of the 2003 Tariff Review, discounts applied to the Network Usage Charge -TUSD and other adjustments.

In accordance with the Addendum to the Concession Contract signed on September 1, 2005, PIS and COFINS expenses effectively incurred by the subsidiary CPFL Piratininga were included in the electricity supply accounts as from October 23, 2005, and are accordingly not included in the tariff mentioned above.

The effects of the increase in the PIS and COFINS rate to be passed on to the Generators was also taken into consideration in this tariff adjustment. The subsidiary CPFL Piratininga recorded a liability, set against the cost of electricity, which has been passed on monthly since November 2005. The subsidiary CPFL Piratininga also recorded an asset, in the same amount as the liability, set against income, which is being amortized in accordance with billing to consumers, as from October 2005.

During the quarter the subsidiary CPFL Piratininga recorded the amount of R$ 4,014 related to discounts applied in the TUSD, regarding electric energy supplied by alternative sources, to be received under the next tariff adjustment. This was recorded under "Consumers, Concessionaires and Licensees", against the respective account in "Operating Income".

RGE

Tariff Adjustment

Through Approving Resolution nº 320, of April 18, 2006, ANEEL established the Annual Tariff Adjustment of the indirect subsidiary RGE, increasing the electricity tariffs by an average of 10.19%, consisting of 5.07% relating to the Annual Tariff Adjustment and 5.13% relating to the financial tariff components outside the annual adjustment. The main external components are the CVA and the discount on the TUSD.

In accordance with the Addendum to the Concession Contract signed on April 7, 2005, the PIS and COFINS expense actually incurred by the indirect subsidiary RGE was included in the electricity supply accounts as from July 1, 2005, and is accordingly not included in the above mentioned tariff.

b.3) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated by applying the current legislation, and those incorporated in the tariff. Although the 2005 tariff adjustments already

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
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Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

cover the majority of these costs, this matter should give rise to final regulation after the conclusion of the Public Hearing set up by ANEEL on July 20, 2005 (ANEEL call notice nº 014/2005). In view of their provisional nature, these amounts are subject to change at the time of the final approval by the regulatory agency.

The constitution and realization of the asset were recorded in the account "Prepaid Expenses" (note 11), set against the respective "Deductions from Operating Income" accounts.

b.4) Surplus Energy

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. They also guarantee to pass-through on to the tariffs the cost or income from excess or shortfall of electricity of the electricity distribution concessionaires, limited to 3% of the energy load requirement.

The constitution and amortization of the net energy surpluses of the distributors are recorded in "Prepaid Expenses" (note 11) and credited to Cost of Electricity (note 28).

The following table shows the movement of the items described above, related to Tariff Review and Adjustments that occurred during the quarter ended June 30, 2006:

	Consolidated									
Description	Tariff Review - Return (b.1)	Tariff Review - Depreciation (b.1)	Tariff Adjustment - TUSD (b.2)	Tariff Adjustment - Other (b.2) (1)	Tariff Adjustment - Itaipu Purchase (b.2)	PIS and COFINS Increase (b.3)	Surplus of Energy (b.4)	PIS and COFINS - Generators Pass-through (b.2)		Total
								Asset (2)	Liability (3)	
Balance as of March 31, 2006	**(67,305)**	**36,335**	**11,103**	**7,706**	**47,948**	**31,474**	**37,403**	**36,870**	**(38,585)**	**102,949**
Assets added to the consolidated due to acquisition of equity interests (note 1)	-	-	107	-	-	9,908	-	70	-	10,085
Constitution	-	2,593	8,391	-	678	-	12,365	356	-	24,383
Restatement	-	727	-	-	40	248	-	-	-	1,015
Amortization	28,954	-	(2,436)	(3,483)	(9,021)	(7,462)	(5,281)	(6,409)	9,891	4,753
Balance as of June 30, 2006	**(38,351)**	**39,655**	**17,165**	**4,223**	**39,645**	**34,168**	**44,487**	**30,887**	**(28,694)**	**143,185**

(1) the effects of amortizaion of the Tariff Adjustment are seen in Operating Revenue (R$ 831), Deductions from Operating Revenue (R$ 2,061) and Operating Expense (R$ 591).
(2) The effects of the amortization of PIS/COFINS Generators Pass-through - Asset - appear under Operating Revenue at R$ 3,317 and under Accounts Receivable at R$ 3,092.
(3) The effects of the amortization of PIS/COFINS Generators Pass-through - Liability - appear under Operating Revenue at R$ 6,712 and under Accounts Payable at R$ 3,179.

c) Deferred Tariff Costs and Gains Variations ("CVA")

Refer to the mechanism for compensation of the variations in unmanageable costs incurred by the electric power distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff adjustments.

The following expenses are currently considered unmanageable costs: **(i)** tariff for electricity purchased, **(ii)** tariff for the electric energy transmission from Itaipu Binacional, **(iii)** System Service Charges, **(iv)** usage tariff for the transmission installations forming the basic network, **(v)** payment quota to the Fuel Consumption Account – CCC, **(vi)** payment quota to the Energy Development Account – CDE and **(vii)** Incentive Program for Alternatives to Electric Energy - PROINFA. The amounts included in the CVA are restated based on the SELIC rate.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	Consolidated											
	ASSET						LIABILITY					
	Balance as of March 31, 2006	Assets added to the consolidated due to acquisition of equity interests (note 1)	Movements			Balance as of June 30, 2006	Balance as of March 31, 2006	Assets added to the consolidated due to acquisition of equity interests (note 1)	Movements			Balance as of June 30, 2006
			Deferral	Amortization	Restatement				Deferral	Amortization	Restatement	
Detailing:												
Energy Purchased	318,090	4,232	64,642	(143,785)	6,841	250,020	273,089	1,318	54,874	(138,499)	3,653	194,435
System Service Charge	93,088	4,678	(10,874)	(28,520)	3,687	62,059	-	68	10,448	-	57	10,573
Fuel Consumption Account – CCC	75,547	6,023	(7,696)	(15,680)	3,556	61,750	6,783	553	-	(1,499)	306	6,143
Energy Development Account - CDE	62,475	4,603	1,700	(17,050)	3,169	54,897	-	-	-	-	-	-
Total	**549,200**	**19,536**	**47,772**	**(205,035)**	**17,253**	**428,726**	**279,872**	**1,939**	**65,322**	**(139,998)**	**4,016**	**211,151**

d) Low Income Consumers' Subsidy

Due to the new guidelines and criteria for classification of consumer units in the low-income residential sub-category, a lag was noted between the subsidies provided for and those built into the tariffs. As these differences affect the energy distribution concessionaires and their final consumers, ANEEL established a calculation methodology to facilitate settlement of accounts by means of pre-established liquidation criteria. In months in which the concessionaire records losses, the amount should be reimbursed through an economic subsidy from ELETROBRÁS, using resources from the Energy Developments Account – CDE. In months in which the concessionaire records gains, the amount should be reimbursed to the consumer by means of a reduction in the tariff adjustments. These differences were calculated on a monthly basis and are still pending to supervision by the regulatory agency.

The movements in the balances in the quarter as of June 30, 2006 are as follows:

	Consolidated	
	Asset	Liability
Balances as of March 31, 2006	**47,153**	**(4,866)**
Assets added to the consolidated due to acquisition of equity interests (note 1)	1,389	-
Loss (Gain) of Revenue	3,998	(423)
Amortization 2005 Tariff Increase	-	1,188
Receivables Approved by ANEEL	(5,046)	-
Monetary Restatement	-	24
Balances as of June 30, 2006	**47,494**	**(4,077)**

(4) CASH AND BANKS

	Parent Company		Consolidated	
	June 30,2006	March 31,2006	June 30,2006	March 31,2006
Bank deposits	4,819	206	134,462	203,006
Short-term financial investments	88	342,102	343,749	1,098,945
Total	**4,907**	**342,308**	**478,211**	**1,301,951**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

The short-term financial investments correspond to operations with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance mainly refers to electricity sales activities as of June 30, 2006 and March 31, 2006, as follows:

	Consolidated				
	Balances Coming due	Past due		Total	
		Up to 90 days	More than 90 days	June 30,2006	March 31,2006
Current					
Consumer Classes					
Residential	204,370	126,822	21,938	353,130	337,054
Industrial	183,661	64,111	52,321	300,093	245,951
Commercial	79,092	40,979	26,864	146,935	138,105
Rural	24,086	5,620	2,013	31,719	26,454
Public Administration	21,701	9,220	4,679	35,600	28,511
Public Lighting	27,886	5,066	46,184	79,136	62,046
Public Service	22,629	8,984	7,997	39,610	32,586
Billed	**563,425**	**260,802**	**161,996**	**986,223**	**870,707**
Unbilled	409,490	-	-	409,490	384,062
Extraordinary Tariff Adjustment (note 3.a)	235,810	-	-	235,810	247,832
Free Energy (note 3 a)	131,030	-	-	131,030	136,731
Tariff Adjustment - TUSD (note 3 b.2)	12,710	-	-	12,710	11,103
PIS and COFINS - Generators Pass-through (note 3 b.2)	2,831	-	-	2,831	4,606
CCEE Transactions	14,638	-	-	14,638	5,889
Concessionaires and Licensees	52,979	-	-	52,979	61,405
Other	54,734	-	-	54,734	48,762
Total	**1,477,647**	**260,802**	**161,996**	**1,900,445**	**1,771,097**
Noncurrent					
CCEE Transactions	43,508	-	-	43,508	40,131
Extraordinary Tariff Adjustment (note 3 a)	84,681	-	-	84,681	128,099
Free Energy (note 3 a)	129,550	-	-	129,550	135,486
Tariff Review - Depreciation (note 3 b.1)	39,655	-	-	39,655	36,335
Tariff Review - TUSD (note 3 b.2)	4,455	-	-	4,455	-
Total	**301,849**	**-**	**-**	**301,849**	**340,051**

Concessionaires and Licensees

Refers basically to balances receivable in respect of the supply of electricity to other Concessionaires and Licensees by the subsidiaries SEMESA and CPFL Brasil, as well as for various transactions that are being set off, through a settlement of accounts, against amounts payable by the subsidiary CPFL Piratininga.

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Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(6) OTHER RECEIVABLES

	Consolidated	
	June 30, 2006	March 31, 2006
Current		
Receivables from CESP	33,499	22,496
Employees	965	1,649
Advances - Fundação CESP	10,548	9,241
Other	3,926	4,681
Total	**48,938**	**38,067**
Noncurrent		
Receivables from CESP	55,400	66,729
Other	1,116	669
Total	**56,516**	**67,398**

(7) FINANCIAL INVESTMENTS

	Parent Company		Consolidated	
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Current				
Granting of Credit - CESP	25,053	24,052	25,053	24,052
Shares of CPFL Energia	-	-	15,115	15,266
Total	**25,053**	**24,052**	**40,168**	**39,318**
Noncurrent				
Granting of Credit - CESP	105,796	107,153	105,796	107,153
Other	-	-	850	850
Total	**105,796**	**107,153**	**106,646**	**108,003**

Granting of Credit – CESP - The granting of credit was acquired by the Company in April 2005 and refers to the Purchase and Sale of Electricity agreement between Companhia Energética de São Paulo - CESP (seller) and CPFL Comercialização Brasil S.A. (buyer), relating to the supply of electricity for a period of eight years.

The granting of credit is subject to interest of 17.5% p.a., plus the annual variation in the IGP-M, and is amortized in monthly installments of amounts corresponding to the energy purchase transaction.

CPFL Energia shares - The shares issued by the Company were issued by the subsidiary CPFL Paulista up to November 23, 2005, when the minority shareholders of the subsidiary CPFL Paulista migrated to the Company. The shares were held by the employees, who acquired them through financing during the privatization of the subsidiary CPFL Paulista in 1997. Subsequently, in 1998 the subsidiary CPFL Paulista took over the financing, set against accounts receivable from employees

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01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

recorded in other receivables. In March 2006, the shares were transferred to the subsidiary CPFL Paulista by liquidation of the accounts receivable from employees.

The transferred created a reciprocal interest of parent company and subsidiary, which is prohibited by Law nº 6,404/76 (Article 244) and Law nº 10,848/04 (Article 8, § 5), and the subsidiary CPFL Paulista will therefore arrange to sell the shares on the São Paulo Stock exchange within the legal term established.

(8) RECOVERABLE TAXES

	Parent Company		Consolidated	
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Current				
Social Contribution Prepayments - CSLL	-	-	5,151	4,001
Income Tax Prepayments - IRPJ	-	-	13,221	4,410
Social Contribution and Income Tax	30,829	35,901	34,944	40,766
Withholding Income Tax - IRRF	26,649	7,812	64,357	44,562
ICMS (State VAT)	-	-	42,794	26,015
PIS (Tax on Revenue)	-	-	10,721	7,807
COFINS (Tax on Revenue)	8	8	47,130	32,571
INSS (Social Security)	-	-	667	542
Other	65	65	744	807
Total	**57,551**	**43,786**	**219,729**	**161,481**
Noncurrent				
Social Contribution Tax - CSLL	-	-	22,053	21,388
Income Tax - IRPJ	-	-	10,928	5,804
PIS (Tax on Revenue)	2,787	2,787	3,900	3,407
COFINS (Tax on Revenue)	-	-	6,585	3,840
ICMS (State VAT)	-	-	51,833	55,561
Total	**2,787**	**2,787**	**95,299**	**90,000**

Due to the favorable verdict in the case that questioned the legality of the increase in the basis for calculation of PIS and COFINS contributions, instituted by Art 3. of Law No. 9.718/98, the value of taxes to be recovered, in the subsidiary CPFL Piratininga, was set at R$ 19,885.

Of the total of these tax credits recorded, R$ 16,218 (note 21) relates to financial income on loan contracts between VBC – Participações S.A. ("VBC") and DRAFT I Participações S.A., which was merged with the subsidiary CPFL Piratininga in 2004.

These contributions were reimbursed by VBC when paid, and considering the amount recovered due to the favorable outcome of the case, the above amount will be returned to VBC, as established in the contract. The remaining effect R$ 3,667 was recorded as financial income.

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Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(9) ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Consolidated
Balance as of March 31,2006	**(56,646)**
Assets added to the due to acquisition of equity interests (note 1)	(10,399)
Additional Allowance Recorded	(21,273)
Recovery of Revenue	6,339
Write-off of Accounts Receivable	12,629
Balance as of June 30,2006	**(69,350)**

(10) DEFERRED TARIFF COSTS AND GAINS VARIATIONS

	Consolidated							
	ASSET				LIABILITY			
	Current		Noncurrent		Current		Long-Term	
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Detailing:								
Energy Purchased - Itaipu	44,832	39,738	228,086	234,272	12,676	16,650	791	-
System Service Charge	34,807	61,058	11,579	2,806	57	-	285	-
Transmission of Energy – Itaipu	3,495	6,527	6,526	3,846	-	-	-	-
Energy Purchased - Other	123,868	276,812	208,807	114,021	93,478	256,154	87,489	284
Fuel Consumption Account – CCC	44,450	74,945	129,060	109,739	6,143	6,784	-	-
Energy Development Account - CDE	38,997	58,979	15,900	5,496	-	-	-	-
Basic Network Charges	19,626	18,926	22,194	31,594	7,673	-	2,558	-
Global Reversal Reserve – RGR	576	235	1,643	1,907	-	-	11,050	10,668
Inspection Fee	220	90	628	729	-	-	503	486
Connection Charges	76	31	2,070	2,040	-	-	-	-
PROINFA	9,318	9,849	6,457	1,894	-	-	-	-
Total	**320,265**	**547,190**	**632,950**	**508,344**	**120,027**	**279,588**	**102,676**	**11,438**
Summary:								
Parcel "A" (note 3 a)	34,183	13,948	490,306	492,386	-	-	11,553	11,154
CVA (note 3 c)	286,082	533,242	142,644	15,958	120,027	279,588	91,123	284
Total	**320,265**	**547,190**	**632,950**	**508,344**	**120,027**	**279,588**	**102,676**	**11,438**

(11) PREPAID EXPENSES

	Consolidated			
	Current		Noncurrent	
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Tariff Review - Purchase Itaipu (note 3 b.2)	39,645	47,948	-	-
Tariff Review - Other (note 3 b.2)	4,223	7,706	-	-
PIS and COFINS - Generators Pass-Through (note 3 b.2)	28,056	32,264	-	-
Increase in PIS and COFINS (note 3 b.3)	22,759	14,210	11,409	17,264
Surplus Energy (note 3 b.4)	33,079	30,013	11,408	7,390
Low Income Consumer Subsidy (note 3 d)	47,494	47,153	-	-
PROINFA	3,776	3,508	244	305
Other	6,955	8,361	6,775	4,532
Total	**185,987**	**191,163**	**29,836**	**29,491**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(12) DEFERRED TAXES

12.1- Composition of the income tax and social contribution credits:

	Parent Company		Consolidated	
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Income Tax Credit on:				
Tax Loss Carryforwards	49,033	58,059	133,438	149,906
Tax Benefit on Merged Goodwill	-	-	482,948	490,080
Temporarily Nondeductible Differences	4,164	-	191,012	170,592
Subtotal	53,197	58,059	807,398	810,578
Social Contribution Credit on:				
Tax Loss Carryforwards	10,166	12,799	55,567	60,584
Tax Benefit of Merged Goodwill	-	-	166,800	169,263
Temporarily Nondeductible Differences	-	-	58,796	53,324
Subtotal	10,166	12,799	281,163	283,171
Total	**63,363**	**70,858**	**1,088,561**	**1,093,749**

The tax benefit for the merged goodwill is derived from the mergers of the former controlling companies DOC 4 Participações S.A. and Draft I Participações S.A., into CPFL Paulista and CPFL Piratininga, respectively, and has been realized proportionally to the amortization of the merged goodwill, in accordance with the net projected profit of the subsidiaries during the remaining term of the concession. In the half ended June 30, 2006, the annual amortization rates were 5.151565% and 5.449291%, respectively.

12.2 - Temporary nondeductible differences:

	Consolidated			
	As of June 30, 2006		As of March 31, 2006	
	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)
Reserve for Contingencies	60,498	12,478	53,594	11,259
Pension Plan Expenses	22,473	7,732	21,608	7,420
Allowance for Doubtful Accounts	20,533	7,391	16,085	5,791
Provision for losses on the realization of RTE	24,358	8,677	22,087	7,952
Research and Development and Energy Efficiency Programs	47,100	16,956	42,020	15,128
Accounts Receivable from Government Entities	5,889	2,120	5,553	1,999
Profit Sharing	2,454	639	4,668	1,436
Other	7,707	2,803	4,977	2,339
Total	**191,012**	**58,796**	**170,592**	**53,324**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

12.3 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and half ended June 30, 2006 and 2005:

	Consolidated			
	Income Tax (IRPJ)			
	2006		2005	
	2. Quarter	1. Half	2. Quarter	1. Half
Income before IRPJ and CSLL	**488,677**	**983,714**	**278,501**	**575,454**
Adjustments to Reflect Effective Rate:				
- Goodwill Amortization	34,361	68,722	29,116	57,478
- Received Dividends	(4,590)	(4,590)	(4,708)	(4,708)
- Depreciation of Parcel of Assets Revaluation	4,259	7,742	2,974	6,687
- Other Additions (Deductions), Net	(3,034)	(3,372)	2,935	11,433
Calculation base	**519,673**	**1,052,216**	**308,818**	**646,344**
Statutory Tax Rate	25%	25%	25%	25%
Tax Debit Result	**(129,918)**	**(263,054)**	**(77,205)**	**(161,586)**

	Consolidated			
	Social Contribution Tax (CSLL)			
	2006		2005	
	2. Quarter	1. Half	2. Quarter	1. Half
Income before IRPJ and CSLL	**488,677**	**983,714**	**278,501**	**575,454**
Adjustments to Reflect Effective Rate:				
- Goodwill Amortization	15,024	31,210	14,988	29,975
- Realization CMC	4,393	9,908	6,543	12,723
- Received Dividends	(4,590)	(4,590)	(4,708)	(4,708)
- Depreciation of Parcel of Assets Revaluation	4,259	7,742	2,974	6,687
- Other Additions (Deductions), Net	(6,700)	(1,648)	5,903	23,168
Calculation base	**501,063**	**1,026,336**	**304,201**	**643,299**
Statutory Tax Rate	9%	9%	9%	9%
Tax Debit Result	**(45,096)**	**(92,370)**	**(27,378)**	**(57,897)**

The projections of future income on which realization of the Company's deferred tax credits are based were approved by the Board of Directors and reviewed by the Audit Committee.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(13) OTHER CREDITS

	Consolidated			
	Current		Noncurrent	
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Refinancing of Consumer Debts	49,410	44,055	114,571	105,798
Collateral linked to Foreign Currency Loans	5,954	4,426	55,784	46,431
Orders in Progress	9,498	7,668	-	-
Services Rendered to Third Parties	20,783	21,781	246	616
Reimbursement RGR	3,265	3,657	545	580
Assets and Rights for Disposal	-	-	2,283	2,283
Advance Energy Purchase Agreements	5,966	5,191	1,600	2,050
Other	8,276	4,300	2,141	9,827
Total	**103,152**	**91,078**	**177,170**	**167,585**

(14) INVESTMENTS

	Parent Company		Consolidated	
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Permanent Equity Interests	3,115,154	3,112,298	-	-
Goodwill / Negative Goodwill	1,532,411	1,455,526	2,337,417	2,265,285
Leased Assets	-	-	755,043	760,743
Other Investments	27,924	27,924	29,069	29,069
Total	**4,675,489**	**4,595,748**	**3,121,529**	**3,055,097**

14.1 - Permanent Equity Interests:

The principal information on the investments is as follows:

Investment	Number of Shares held (a)	Share of Capital - %	As of June 30, 2006 Capital	As of June 30, 2006 Shareholders Equity	As of June 30, 2006 Net Income (b)	Shareholders Equity Interest June 30,2006	Shareholders Equity Interest March 31,2006	Equity in Subsidiaries 2. Quarter of 2006	Equity in Subsidiaries 2. Quarter of 2005
CPFL Paulista	33,831,819	100%	920,747	1,456,045	178,494	1,456,045	1,597,850	178,494	179,797
CPFL Piratininga	53,031,259	100%	40,239	230,538	72,129	230,538	294,259	72,129	22
CPFL Geração	205,487,716	100%	1,039,618	1,106,328	38,338	1,106,328	1,151,291	38,338	30,196
CPFL Brasil	456	100%	456	548	40,823	548	68,898	40,823	39,247
CPFL Serra (c)	555,373	100%	555,373	314,521	4,146	314,521	-	4,146	-
CPFL Cone Sul (c)	23	100%	5,373	6,613	759	6,613	-	759	-
CPFL Missões	19,460	100%	19,460	560	-	560	-	-	-
Nova 4	1	100%	1	1	-	1	-	-	-
Total						**3,115,154**	**3,112,298**	**334,689**	**249,262**

(a) CPFL Serra, CPFL Missões and Nova 4 expressed in quotas.
(b) Net Income refers to the 2nd Quarter of 2006.
(c) Net Income refers to the month of June 2006

As mentioned in note 1, the reduction of the capital of the subsidiary CPFL Paulista referring to investments in CPFL Piratininga, COMGAS and Energias do Brasil was approved in the quarter, and

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

ownership was transferred to the Company. The accounting effects of the investments as from January have already been recognized directly in the Company.

As also mentioned in Note 1, CPFL Energia signed a purchase and sale contract with Public Service Enterprise Group ("PSEG") for the direct acquisition of 100% of Ipê Energia Ltda. ("Ipê"), from PSEG Trader S.A and PSEG Brasil Ltda, denominated as CPFL Serra Ltda., CPFL Comercialização Cone Sul S.A. and CPFL Missões Ltda., respectively. This acquisition left CPFL Energia with 99.76% of RGE through its subsidiaries CPFL Paulista (67.07%) and CPFL Serra (32.69%), and with 99.95% of Sul Geradora, through its subsidiaries CPFL Brasil (67.20%) and CPFL Serra (32.75%). This operation was approved by ANEEL in May 2006, and the value of the acquisition was R$ 414,957, which includes R$ 1,355 in administrative acquisition costs. The net goodwill generated by the acquisition of these companies was R$ 98,167. In addition, the amount of R$ 8,315 was recorded in consolidated referring to existing goodwill in PSEG on account of the acquisition of part of the RGE shares.

14.2 – Goodwill and Negative Goodwill:

		Consolidated			
		June 30,2006			March 31, 2006
Investor	**Investee**	**Historical Cost**	**Accumulated Amortization**	**Net Value**	**Net Value**
CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Energia	CPFL Paulista	1,074,026	(123,627)	950,399	964,230
CPFL Energia	CPFL Paulista	304,861	(9,861)	295,000	299,252
CPFL Energia	CPFL Geração	54,555	(3,000)	51,555	52,398
CPFL Energia	CPFL Piratininga	154,827	(4,709)	150,118	152,473
CPFL Energia	CPFL Serra (note 14.1)	99,613	-	99,613	-
CPFL Energia	CPFL Cone Sul (note 14.1)	(1,337)	-	(1,337)	-
CPFL Energia	CPFL Missões (note 14.1)	(109)	-	(109)	-
CPFL Serra	RGE	8,315	-	8,315	-
CPFL Paulista	RGE	756,443	(254,300)	502,143	509,451
CPFL Geração	SEMESA	426,450	(145,965)	280,485	286,198
CPFL Geração	Foz do Chapecó	770	-	770	770
CPFL Geração	ENERCAN	10,233	-	10,233	10,233
CPFL Geração	Barra Grande	3,081	(116)	2,965	3,020
CPFL Brasil	Clion	98	(13)	85	88
SEMESA	Makelele	10	-	10	-
Total		**2,879,008**	**(541,591)**	**2,337,417**	**2,265,285**

The goodwill arising from acquisition of the equity interests in CPFL Paulista, RGE, CPFL Piratininga and SEMESA is amortized in proportion to the net income curves projected for the remaining term of the concession contract and for the indirect subsidiary SEMESA, the goodwill is amortized over the remaining period of the leasing contract.

The goodwill arising from the acquisitions of interests in Barra Grande, Foz do Chapecó and ENERCAN, jointly-controlled subsidiaries of CPFL Geração, is based on expected future income

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

derived from the concession contracts and will be amortized over the term of these contracts, as from the beginning of commercial operation of the companies.

In 2006, amortization of the goodwill is calculated based on annual rates of 5.151565% for CPFL Paulista, 5.151565% for RGE, 5.449291% for CPFL Piratininga, 6.217084% for Geração, 6.698706% for SEMESA and 7.07548% for Barra Grande. These rates are subject to periodic review.

14.3 – Interest on Shareholders' Equity and Dividend:

	Parent Company	
	June 30, 2006	**March 31, 2006**
Interest on Shareholders' Equity		
CPFL Paulista	60,945	-
CPFL Piratininga	8,330	-
Subtotal	**69,275**	**-**
Dividend Receivable		
CPFL Paulista	248,600	277,777
CPFL Piratininga	126,050	-
CPFL Geração	83,301	83,731
CPFL Brasil	109,173	75,574
Subtotal	**567,124**	**437,082**
Total	**636,399**	**437,082**

In the quarter ending June 30, 2006, the Company received R$ 437,082 as Dividend and Interest on Shareholders' Equity which was declared and provisioned at December 31, 2005. Furthermore its subsidiaries provisioned R$ 636,399 as Intermediate Dividend and Interest on Shareholders' Equity related to the net income for the 1st half of 2006.

14.4 - Leased Assets:

In consolidated, the leased assets refer principally to the assets of the Serra da Mesa Plant, owned by the subsidiary SEMESA and leased to the holder of the concession for a period of 30 years ending in 2028.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(15) PROPERTY, PLANT AND EQUIPMENT

	Consolidated			
	June 30, 2006			March 31, 2006
In Service	**Historical Cost**	**Accumulated Depreciation**	**Net Value**	**Net Value**
- Distribution	6,371,345	(3,313,455)	3,057,890	2,811,078
- Generation	726,037	(107,643)	618,394	600,282
- Commercialization	148,873	(58,557)	90,316	63,517
- Administration	190,424	(122,729)	67,695	59,536
	7,436,679	**(3,602,384)**	**3,834,295**	**3,534,413**
In Progress				
- Distribution	236,656	-	236,656	169,220
- Generation	957,105	-	957,105	868,332
- Commercialization	8,286	-	8,286	16,352
- Administration	15,520	-	15,520	15,876
	1,217,567	**-**	**1,217,567**	**1,069,780**
Subtotal	**8,654,246**	**(3,602,384)**	**5,051,862**	**4,604,193**
Other Assets not Tied to the Concession	1,120,266	(651,586)	468,680	316,856
Total Property, Plant and Equipment	**9,774,512**	**(4,253,970)**	**5,520,542**	**4,921,049**
Special Obligations tied to the Concession			(703,244)	(651,092)
Net Property, Plant and Equipment			**4,817,298**	**4,269,957**

The average depreciation rate of the assets is approximately 5.2% p.a. for the distributors and 2.5% p.a. for the generators.

Other Assets not Tied to the Concession – Refer to the goodwill from the merger of jointly-controlled RGE, amortized over the remaining period of that company's concession, in proportion to the net income curve projected for the period (annual rate of 2.9% in 2006). This rate is subject to periodic review.

(16) DEFERRED CHARGES

	Consolidated			
	June 30, 2006			March 31, 2006
	Historical Cost	**Accumulated Amortization**	**Net Value**	**Net Value**
Pre-Operating Expenses in Service	38,061	(15,277)	22,784	17,845
Expenses with the Issue of Debentures	7,135	(4,263)	2,872	3,180
Deferred Charges in Progress	24,003	-	24,003	21,015
Total	**69,199**	**(19,540)**	**49,659**	**42,040**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(17) INTEREST, LOANS AND FINANCING

	Consolidated							
	June 30, 2006				March 31, 2006			
	Interest	Principal		Total	Interest	Principal		Total
		Current	Long-term			Current	Long-term	
LOCAL CURRENCY								
BNDES - Power Increases (PCH's)	114	3,741	16,109	19,964	92	3,721	13,781	17,594
BNDES - Investiment	8,392	132,125	1,154,747	1,295,264	7,249	96,113	1,041,468	1,144,830
BNDES - Parcel "A", RTE and Free Energy	913	305,508	262,341	568,762	1,521	268,300	332,406	602,227
BNDES - CVA and Interministerial Ordinance 116	147	23,376	-	23,523	372	47,730	-	48,102
FIDC	23,053	40,064	-	63,117	27,993	57,884	-	85,877
Furnas Centrais Elétricas S.A.	-	-	110,856	110,856	-	-	104,993	104,993
Financial Institutions	4,657	15,613	298,410	318,680	2,664	11,956	214,971	229,591
Other	459	37,245	17,850	55,554	438	32,628	16,251	49,317
Subtotal	**37,735**	**557,672**	**1,860,313**	**2,455,720**	**40,329**	**518,332**	**1,723,870**	**2,282,531**
FOREIGN CURRENCY								
Floating Rate Notes	92	38,957	-	39,049	4,506	156,413	-	160,919
IDB	810	-	79,088	79,898	645	-	63,507	64,152
Financial Institutions	2,637	177,525	77,591	257,753	3,214	56,649	81,013	140,876
Subtotal	**3,539**	**216,482**	**156,679**	**376,700**	**8,365**	**213,062**	**144,520**	**365,947**
Total	**41,274**	**774,154**	**2,016,992**	**2,832,420**	**48,694**	**731,394**	**1,868,390**	**2,648,478**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

	Consolidated				
LOCAL CURRENCY	June 30, 2006	March 31, 2006	Remuneration	Amortization	Collateral
BNDES - Power Increases (PCH's)					
CPFL Centrais Elétricas	8,558	9,113	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	532	564	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	4,390	4,632	TJLP + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Elétricas	683	719	UMBND + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Elétricas	3,534	2,566	TJLP + 4.3% p.a.	75 monthly installments from September 2007	Guarantee of CPFL Energia
CPFL Centrais Elétricas	2,267	-	TJLP + 4.3% p.a.	36 monthly installments from July 2008	Guarantee of CPFL Energia
BNDES - Investment					
CPFL Paulista - FINEM I	26,065	32,359	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	205,963	181,223	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
RGE - FINEM	89,308	67,342	TJLP + 3.5% to 4.5% p.a.	84 monthly installments from October 2000 to 36 monthly installments from December 2005	Revenue
RGE - FINEM	12,039	8,788	UMBND + 4.5% p.a (1)	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga - FINEM	83,250	82,543	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINAME	-	14	TJLP + 9.45% p.a.	48 monthly installments from May 2002	Promissory notes and receivables
BAESA	183,037	177,942	TJLP + 3.125% p.a.	144 monthly installments from September 2006 and November	Letters of Credit
BAESA	45,275	44,221	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Letters of Credit
ENERCAN	368,626	358,022	TJLP + 4% p.a.	144 monthly installments from August 2007	Letters of Credit
ENERCAN	27,787	27,082	UMBND + 4% p.a.	144 monthly installments from August 2007	Letters of Credit
CERAN	210,208	134,276	TJLP + 5% p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	25,734	12,578	UMBND + 5% p.a.	120 monthly installments from December 2007	Guarantee of CPFL Energia
CERAN	17,972	18,440	UMBND + 5% p.a. (2)	120 monthly installments from February 2006	Guarantee of CPFL Energia
BNDES - Parcel "A", RTE and Free Energy					
CPFL Paulista - RTE	126,585	161,461	Selic + 1% p.a.	62 monthly installments from March 2002	Receivables
CPFL Paulista - Parcel "A"	308,340	295,685	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
CPFL Piratininga - RTE	11,460	28,082	Selic + 1% p.a.	54 monthly installments from March 2002	Receivables
CPFL Piratininga - Parcel "A"	114,678	109,972	Selic + 1% p.a.	9 monthly installments from September 2006	Receivables
RGE - Free Energy	4,477	3,389	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
CPFL Geração - Free Energy	3,222	3,638	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
BNDES - CVA and Interministerial Ordinance 116					
CPFL Paulista	-	11,182	Selic + 1% p.a.	24 monthly installments from May 2004	Receivables
CPFL Piratininga	23,523	36,920	Selic + 1% p.a.	24 monthly installments from December 2004	Receivables
FIDC - CPFL Piratininga	63,117	85,877	112% of CDI	36 monthly installments from March 2004	Receivables
Furnas Centrais Elétricas S.A.					
Semesa	110,856	104,993	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant
Financial Institutions					
CPFL Paulista					
Banco do Brasil - Law 8727	53,118	53,831	Variation of IGPM + 7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE					
Banco Itaú BBA	103,911	69,039	109% of CDI	24 monthly installments from May 2006	Letters of credit CPFL Energia, Ipê and receivables
Banco Santander	13,282	10,717	CDI + 2.0% p.a.	7 quarterly installments from January 2006	Promissory notes
Banco Santander	47,944	30,994	104.5% of CDI	1 installment in January 2008	No guarantee
Banco ABN AMRO Real	68,474	44,358	107.5% of CDI	1 installment in January 2008 and 1 installment in February 2008	No guarantee
Banco do Brasil - Law 8727	31,951	20,652	105% of CDI	1 installment in January 2008	No guarantee
Other					
CPFL Paulista					
ELETROBRÁS	12,247	13,396	RGR + rate variable of 6% to 9% p.a.	Monthly installments up to March 2016	Receivables/Promissory notes
Other	7,361	7,421			
RGE					
FINEP	1,980	1,322	TJLP + 4.0% p.a.	48 monthly installments from July 2006	Receivables
ELETROBRÁS	4,906	2,894	RGR + rate of 6% to 9% p.a.	Monthly installments up to July 2010	Receivables/Promissory notes
Other	20,727	14,969			
Piratininga					
Other	8,333	9,315			
Total Local Currency	**2,455,720**	**2,282,531**			

FOREIGN CURRENCY	June 30, 2006	March 31, 2006	Remuneration	Amortization	Collateral
Floating Rate Notes - CPFL Paulista	39,049	160,919	US$ + 6-month Libor + 2.95% p.a. (4)	24 installments (6 per months) from February 2003	Receivables, Guarantee and promissory notes
IDB - Enercan	79,898	64,152	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions					
Parent Company					
Banco do Brasil	93,194	-	Yen + 2.718% a.a. (3)	1 installment in June 2007	Promissory notes
CPFL Paulista					
Debt Conversion Bond	15,621	17,145	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	2,060	2,434	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	2,091	2,470	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	18,698	20,344	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	19,079	19,326	US$ + 6-month Libor + 0.8125% p.a.	1 installment from 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	27,384	27,907	US$ + 6% p.a.	1 installment from 2024	Escrow deposits and revenue/ Gov.SP guarantee
EI Bond - Interest Bond	-	1,194	US$ + 6-month Libor + 0.8125% p.a.	19 semiannual installments from April 1997	Revenue/Government SP guaranteed
Semesa					
Citibank	50,504	50,056	US$ + 5.12% p.a. (5)	1 installment from December 2006	Promissory notes/Guarantee of CPFL Energia
Banco do Brasil	29,122	-	Yen + 2.6% p.a. (6)	1 installment in June 2007	Guarantee of CPFL Energia
Total Foreign Currency	**376,700**	**365,947**			

(1) Swap converted into local cost corresponding to 135.70% of the CDI
(2) Swap converted into local cost corresponding to 138.43% of the CDI
(3) Swap converted into local cost corresponding to 104.3% of the CDI
(4) Swap converted into local cost corresponding to 93.65% and 94.75% of the CDI
(5) Swap converted into local cost corresponding to 105% of the CDI
(6) Swap converted into local cost corresponding to 104.5% of the CDI

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Local Currency

BNDES Power Increases: The indirect subsidiary CPFL Centrais Elétricas received part of the loan, amounting to R$ 3,183, in May 2006, to be used to increase the Gavião Peixoto plant.

BNDES – Investment (FINEM II): The subsidiary CPFL Paulista obtained approval for financing of R$ 240,856 from BNDES in 2005, which is part of a FINEM credit line to be used for the expansion and modernization of the Electrical System. The amount of R$ 23,043 was received in the first quarter of 2006. The remaining balance of R$ 43,498 will be released in installments up to December 2006.

BNDES Investment: In April 2006, the indirect subsidiary CERAN received one installment of the loan contracted in February 2004, to finance the Castro Alves and 14 de Julho enterprises, the amounts released being R$ 47,797 and R$ 41,287, respectively.

Foreign Currency

IDB – Interamerican Development Bank: In June 2006, the indirect subsidiary ENERCAN obtained release of the last installment, amounting to R$ 16,410, of the loan contracted in April 2005, for financing the Hydroelectric Plant Campos Novos.

Financial Institution: The Company contracted a loan in foreign currency with the Banco do Brasil on June 23, 2006, amounting to R$ 96,000, maturing in June 2007, to be used in acquisitions.

In June 2006 the subsidiary SEMESA contracted a line of credit with the Banco do Brasil, aimed at honoring short term commitments over a period of one year, and in this quarter borrowed R$ 32,497, which has already been liquidated in July 2006.

RESTRICTIVE CONDITIONS

Some of the loan and financing agreements are subject to certain restrictive conditions, including clauses that require the subsidiaries to maintain certain financial ratios within predefined parameters. The management of the Company and its subsidiaries monitor these indices systematically and constantly to guarantee that the contractual conditions are complied with. In the opinion of the management of both the Company and its subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(18) DEBENTURES

					Consolidated					
					Balances as of:					
					June 30, 2006			31/03/06		
	Issued	Remuneration	Amortization Conditions	Guarantees	Interest	Current	Long-Term	Interest	Current	Long-Term
CPFL Paulista										
1st Issue										
1st Series	44,000	IGP-M + 11.5% p.a.	50% on June 1, 2007 and remainder on June 1, 2008.	Guarantee of CPFL Energia	6,505	369,299	369,299	70,394	-	733,676
2nd Series	30,142	CDI + 0.6% p.a.	50% on June 1, 2005 and remainder on June 1, 2006.	Guarantee of CPFL Energia	-	-	-	24,063	150,710	-
2nd Issue										
1st Series	11,968	109% of the CDI	July 1, 2009.	Unsecured	10,077	-	119,680	5,193	-	119,680
2nd Series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	13,679	-	140,753	10,157	-	139,834
					30,261	**369,299**	**629,732**	**109,807**	**150,710**	**993,190**
CPFL Piratininga										
1st Issue										
single series of debentures	40,000	104% of the CDI	50% on January 1, 2010 and remainder on January 1, 2011.	Guarantee of CPFL Energia	**32,073**	-	**400,000**	**16,544**	-	**400,000**
RGE										
2nd Issue										
1st Series	2,620	IGP-M + 9.6% p.a.	April 1, 2011.	Unsecured	757	-	26,200	1,380	379	17,572
2nd Series	20,380	106% of the CDI	April 1, 2009.	Unsecured	7,611	-	203,800	12,275	-	136,686
					8,368	-	**230,000**	**13,655**	**379**	**154,258**
Semesa										
1st Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual in June and December of each year, with settlement scheduled for 2009	Letter of Guarantee, Receivables and 100% of Semesa common nominal shares	**3,296**	**129,178**	**298,401**	**15,663**	**122,540**	**362,675**
Baesa										
1st Issue	23,094	105% of the CDI	Quarterly with the first payment in November 2006 and the last in August 2016.	Letters of Guarantee	-	2,316	28,944	-	1,506	28,620
2nd Issue	23,281	IGP-M + 9.55% p.a.	Annually with the first payment in August 2007 and the last in August 2016.	Letters of Guarantee	-	-	28,567	-	-	27,748
					-	**2,316**	**57,511**	-	**1,506**	**56,368**
					73,998	**500,793**	**1,615,644**	**155,669**	**275,135**	**1,966,491**

The debentures are subject to certain restrictive conditions, including clauses that require the subsidiaries to comply with certain financial indices within pre-established parameters. In the opinion of Management the Company and its subsidiary are keeping adequately within these restrictive conditions.

(19) SUPPLIERS

	Consolidated	
	June 30, 2006	**March 31, 2006**
Current		
System Service Charges	2,357	3,534
Energy Purchased	432,401	432,326
Electricity Network Usage Charges	69,329	63,519
Materials and Services	88,571	67,281
Co-Generators	25,590	3,428
Free Energy (note 3 a)	133,163	131,046
PIS and COFINS - Generators Pass-Through (note 3 b.2)	2,536	5,716
Other	21,269	6,697
Total	**775,216**	**713,547**
Long-term		
Free Energy (note 3 a)	**141,604**	**151,117**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(20) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated			
	Current		**Long-term**	
	June 30, 2006	**March 31, 2006**	**June 30, 2006**	**March 31, 2006**
ICMS (State VAT)	266,342	262,143	-	-
PIS (Tax on Revenue)	11,215	11,136	680	707
COFINS (Tax on Revenue)	48,704	47,847	3,601	3,494
INSS (Social Security Contribution)	4,038	4,710	-	-
IRPJ (Corporate Income Tax)	100,629	81,712	26,274	16,424
CSLL (Social Contribution Tax)	30,099	28,258	9,459	5,913
IRRF on Interest on Shareholders' Equity	13,659	-	-	-
Other	8,352	8,059	-	-
Total	**483,038**	**443,865**	**40,014**	**26,538**

The balance for the company refers to Income Tax and Social Contribution for June 2006, principally on Revenue from Interest on Shareholders' Equity.

(21) ASSOCIATES, SUBSIDIARIES AND PARENT COMPANY

As mentioned in Note 8, the subsidiary CPFL Piratininga will pass on to VBC the amount of R$ 16,218 referring to the reimbursement of PIS and COFINS contributions arising from a favorable decision in the courts, the liquidation of which should occur immediately after the Federal Revenue Office makes the corresponding restitution.

(22) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and the jointly-controlled subsidiary RGE, through Fundação ELETROCEEE, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

A Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan are currently in effect for the employees of the subsidiary CPFL Paulista.

At the time of modification of the Pension Plan in September 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP. This deficit will be liquidated in 274 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the obligation as of June 30, 2006 is R$ 704,725 (R$ 711,708 as of March 31, 2006), and the amount of the liability is duly adjusted to comply with the criteria of CVM Decision 371/00.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the Subsidiary's predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan are currently in effect for the employees of CPFL Piratininga.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the obligation of the subsidiary CPFL Piratininga, as of June 30, 2006, is R$ 184,080 (R$ 185,772 as of March 31, 2006), and the amount of the liability is duly adjusted to comply with the criteria of CVM Decision 371/00.

III – RGE

In accordance with the privatization notice, the subsidiary RGE is responsible for payment of supplementary retirement benefits for past service granted by the INSS to the participants of the Fundação CEEE Welfare Fund – ELETROCEEE, who have not yet fulfilled all the requirements to obtain the benefit. The supplementary plan is of the "defined-benefit" type.

IV – CPFL Geração

A Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan are currently in effect for the employees of CPFL Geração.

With the modification of the Pension Plan, maintained at the time by CPFL Paulista, the subsidiary recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP. The deficit is being liquidated in 277 monthly installments, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the obligation is R$ 13,793 (R$ 13,927 as of March 31, 2006), and the amount of the liability is duly adjusted to comply with the criteria of CVM Decision 371/00.

The movements occurred in net actuarial liabilities are as follows:

	June 30, 2006				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Net actuarial liability at the beginning of the period	(680,483)	(160,505)	(984)	(12,911)	(854,883)
Assets added to the with consolidated due to acquisition of equity interests (note 1)	-	-	(378)	-	(378)
Income (Expense) recognized in income statement	(2,608)	(8,148)	360	(34)	(10,430)
Sponsor's Contributions during the period	17,375	6,023	20	349	23,767
Net actuarial liability at the end of the period	**(665,716)**	**(162,630)**	**(982)**	**(12,596)**	**(841,924)**
Current	(56,017)	(17,196)	(982)	(1,542)	(75,737)
Long-term	(609,699)	(145,434)	-	(11,054)	(766,187)
	(665,716)	**(162,630)**	**(982)**	**(12,596)**	**(841,924)**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

The account balances of the subsidiaries relating to the Private Pension Plan also include, as of June 30, 2006, R$ 50,945 (R$ 39,384 as of March 31, 2006) referring to other contributions.

The expenses (income) recognized are as follows:

	2. Quarter 2006				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	229	1,139	158	16	1,542
Interest on actuarial liabilities	65,594	16,136	2,486	1,408	85,624
Expected return on assets	(67,253)	(16,813)	(3,067)	(1,471)	(88,604)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains	-	-	(422)	-	(422)
Increase liabilities due to adoption of CMV no. 371	4,044	8,196	495	81	12,816
Total Expenses	**2,614**	**8,661**	**(350)**	**34**	**10,959**
Expected contributions from participants	(6)	(513)	(10)	-	(529)
Total	**2,608**	**8,148**	**(360)**	**34**	**10,430**

	2. Quarter 2005				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	244	1,345	321	7	1,917
Interest on acturial liabilities	63,283	16,330	2,002	1,264	82,879
Expected return on assets	(46,918)	(11,269)	(2,373)	(978)	(61,538)
Unrecognized cost of past service	-	3	-	-	3
Increase liabilities due to adoption of CMV no. 371	4,044	8,196	(101)	82	12,221
Total Expenses	**20,653**	**14,605**	**(151)**	**375**	**35,482**
Expected contributions from participants	(6)	(548)	(197)	-	(751)
Total	**20,647**	**14,057**	**(348)**	**375**	**34,731**

In the income statement, the expenses and income were recorded under the following captions:

	2. Quarter 2006				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Operating Cost	(1,436)	(49)	(360)	12	(1,833)
Operating Expenses	-	-	-	(59)	(59)
Extraordinary Item net of Tax Effects	2,669	5,410	-	61	8,140
Taxation of Extraordinary Item	1,375	2,787	-	20	4,182
	2,608	**8,148**	**(360)**	**34**	**10,430**

	2. Quarter 2005				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Operating Cost	16,603	5,861	(348)	102	22,218
Operating Expenses	-	-	-	192	192
Extraordinary Item net of Tax Effects	2,669	5,410	-	81	8,160
Taxation of Extraordinary Item	1,375	2,786	-	-	4,161
	20,647	**14,057**	**(348)**	**375**	**34,731**

(23) REGULATORY CHARGES

	Consolidated	
	June 30, 2006	March 31, 2006
Global Reverse Fund - RGR	3,301	4,377
ANEEL Inspection Fee	1,649	1,505
Fuel Consumption Account - CCC	33,402	51,877
Energy Development Account - CDE	28,117	27,700
	66,469	**85,459**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(24) RESERVE FOR CONTINGENCIES

	Consolidated			
	June 30, 2006		March 31, 2006	
	Accrued	**Escrow Deposits**	**Accrued**	**Escrow Deposits**
Labor				
Various	59,966	53,290	57,786	45,416
Civil				
General Damages	6,244	3,673	5,674	2,374
Tariff Increase	22,458	14,644	23,409	23,013
Energy Purchased	40,808	28,173	64,585	51,950
Other	13,800	18,826	8,700	8,319
	83,310	65,316	102,368	85,656
Tax				
FINSOCIAL	17,750	50,573	17,662	50,325
Increase PIS and COFINS	103,502	2,317	101,189	2,317
Interest on Shareholders' Equity	18,618	-	9,572	-
Income Tax	37,574	19,230	28,982	16,826
Other	6,881	7,255	6,805	5,660
	184,325	79,375	164,210	75,128
Total	**327,601**	**197,981**	**324,364**	**206,200**

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Civil Cases – Purchased Energy: The subsidiary CPFL Paulista obtained an injunction in the case for escrow deposit of controversial amounts referring to the reduction of the Initial Contracts. During the 2nd quarter of 2006, the subsidiary CPFL Paulista made an agreement with the parts and the 20th Federal Court of São Paulo ordered payment of the amounts deposited in favor of the Generators CESP and Furnas, thus closing the case in relation to the Generators. The amount settled was R$ 23,777.

PIS and COFINS – Increase of Basis: On June 30, 2006, the subsidiary CPFL Paulista obtained an order for an Appeal to Supreme Court to judge the claimed unconstitutionality of the increase in the basis for calculation of PIS and COFINS. The Attorney General of the National Treasury will be notified and if the appeal is not judged within 10 days, will occur the transit in remjudicatam of favorable decision for the company, and the provision amounting to R$ 85,442 will be reverted.

Possible Losses: The Company and its subsidiaries are parties to other suits in which, management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. It is not yet possible to predict the outcome of the courts' decisions or any other decision on similar cases considered to be probable or remote. The claims relating to possible losses as of June 30, 2006 were as follows: (i) R$ 148,997 referring to labor cases; (ii) R$ 209,058 referring to civil cases basically represented by personal injuries; and (iii) R$ 324,550 referring to claims relating to tax issues, principally Income Tax, PIS and COFINS.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Management of the Company and its subsidiaries, based on the opinion of the legal advisers, considers that there are no significant risks that are not covered by sufficient provisions in the financial statements or that could result in a significant impact on future results.

(25) OTHER ACCOUNTS PAYABLE

	Consolidated			
	Current		**Long-term**	
Current	**June 30, 2006**	**March 31, 2006**	**June 30, 2006**	**March 31, 2006**
Consumers and Concessionaires	48,794	41,083	-	-
Tariff Review - Return (note 3 b.1)	38,351	67,305	-	-
PIS and COFINS - Generators pass-through (note 3 b.2)	26,158	32,869	-	-
Low Income Consumer Subsidy (note 3 d)	4,077	4,866	-	-
Energy Efficiency Program - PEE	41,881	36,393	58,345	54,012
Research & Development - P&D	23,008	19,355	25,746	20,149
National Scientific and Technological Development Fund - FNDCT	23,103	19,665	8,136	7,916
Energy Research Company - EPE	29,542	24,420	-	-
Fund for Reversal	-	-	13,987	13,987
Advances	4,830	6,946	-	-
Interest on Compulsory Loan	3,720	5,309	-	-
Emergency Capacity Charge and Emergency Energy	11,304	11,299	-	-
Funds for Capital Increase	-	-	5,456	5,456
Provision for Environmental Expenses	-	-	14,669	-
Other	19,693	16,271	972	661
Total	**274,461**	**285,781**	**127,311**	**102,181**

During this quarter the indirect subsidiary BAESA established a provision of R$ 14,669 to cover social/environmental obligations inherent to the construction of the Barra Grande hydroelectric plant. These obligations consist basically of protective measures described in the Operating License issued by the Brazilian Institute for the Environment and Renewable Natural Resources – IBAMA.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(26) SHAREHOLDERS' EQUITY

The participation of the shareholders in the Equity of the Company as of June 30, 2006 is distributed as follows:

	June 30, 2006	
Shareholders	**Common Shares**	**Interest %**
VBC Energia S.A.	184,673,698	38.49
521 Participações S.A.	149,230,373	31.11
Bonaire Participações S.A.	60,713,511	12.65
BNDES Participações S.A. (*)	23,005,251	4.80
Board Members	13	-
Executive Officers	43,436	0.01
Other Shareholders (*)	62,090,448	12.94
Total	**479,756,730**	**100.00**
(*) Free Float	85,095,699	17.74

	June 30, 2006	March 31,2006
Interest on Shareholders' Equity Payable		
VBC Energia S.A.	-	35,761
521 Participações S.A.	-	28,897
Bonaire Participações S.A.	-	11,757
BNDES Participações S.A.	-	4,455
Other Shareholders	434	12,051
Subtotal	**434**	**92,921**
Dividend Payable		
VBC Energia S.A.	235,571	149,813
521 Participações S.A.	190,359	121,061
Bonaire Participações S.A.	77,447	49,253
BNDES Participações S.A.	29,346	18,663
Other Shareholders	81,789	50,487
Subtotal	**614,512**	**389,277**
Total	**614,946**	**482,198**

In the quarter ended June 30, 2006, the Company paid R$ 479,232 on account of interest on Shareholders' Equity and dividends which were declared and provisioned as at December 31, 2005. In addition the Board of Directors approved the payment of an Intermediate Dividend of R$ 611,981, referring to the results of the first half of 2006.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(27) OPERATING REVENUES

	Consolidated			
	2006		2005	
Revenue from Eletric Energy Operations	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
Consumer class				
Residential	952,349	1,880,135	890,543	1,738,988
Industrial	894,634	1,673,222	842,038	1,580,036
Commercial	514,894	1,026,091	471,829	914,380
Rural	86,208	162,428	76,732	146,551
Public Administration	76,004	140,202	67,970	123,688
Public Lighting	58,977	116,050	56,395	111,051
Public Services	95,227	181,359	82,210	155,388
Billed	2,678,293	5,179,487	2,487,717	4,770,082
Unbilled (Net)	(1,749)	46,903	3,154	29,487
Emergency Charges - ECE/EAEE	21	3,039	69,426	140,363
Realization of Extraordinary Tariff Adjustment (note 3 a)	(66,216)	(130,762)	(66,004)	(125,964)
Realization of Free Energy (note 3 a)	(25,616)	(49,580)	(24,745)	(47,228)
Tariff Review - Depreciation (note 3 b.1)	2,593	5,158	-	22,398
Tariff Review - Return (note 3 b.1)	-	-	-	(48,888)
Realization of Tariff Review - Return (note 3 b.1)	28,954	64,831	8,028	7,420
PIS and COFINS - Generators Pass-Through (note 3 b.2)	356	(32,513)	15,351	15,351
Realization PIS and COFINS - Generators Pass-Through (note 3 b.2)	3,395	(1,991)	(2,710)	(2,710)
Tariff Adjustment -TUSD (note 3.b.2)	8,391	18,023	-	2,523
Realization of Tariff Adjustment -TUSD (note 3 b.2)	(2,436)	(3,376)	(445)	(445)
2005 Tariff Adjustment - Purchase of electric energy from Itaipu (note 3 b.2)	678	15,152	10,450	10,450
2005 RealizationTariff Adjustment - Purchase of electric energy from Itaipu (note 3 b.2)	(9,021)	(9,021)	-	-
Tariff Adjustment Other (note 3 b.2)	-	1,863	-	-
Realization Tariff Adjustment - Other (note 3 b.2)	(831)	(1,328)	-	-
ELECTRICITY SALES TO FINAL CONSUMERS	**2,616,812**	**5,105,885**	**2,500,222**	**4,772,839**
Furnas Centrais Elétricas S.A.	71,765	128,632	74,477	148,157
Other Concessionaires and Licensees	44,448	102,573	23,182	51,976
Current Electric Energy	5,275	6,378	12,180	14,080
ELECTRICITY SALES TO WHOLESALER	**121,488**	**237,583**	**109,839**	**214,213**
Revenue due to Network Usage Charge - TUSD	166,931	320,871	113,568	206,363
Low Income Consumer´s Subsidy (note 3 d)	4,763	9,799	4,206	10,885
Other Revenue and Income	27,957	53,191	24,471	48,472
OTHER OPERATING REVENUES	**199,651**	**383,861**	**142,245**	**265,720**
Total	**2,937,951**	**5,727,329**	**2,752,306**	**5,252,772**

	Consolidated			
Eletric Energy Operations - GWh(*)	2006		2005	
Consumer class	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
Residential	2,320	4,589	2,205	4,368
Industrial	4,075	7,981	4,328	8,386
Commercial	1,384	2,837	1,352	2,693
Rural	459	867	420	826
Public Administration	216	410	214	396
Public Lighting	283	559	275	548
Public Services	359	716	344	687
Billed Supplies	**9,096**	**17,959**	**9,138**	**17,904**
Own Consumption	6	13	4	11
ELECTRICITY SALES TO FINAL CONSUMERS	**9,102**	**17,972**	**9,142**	**17,915**
Furnas Centrais Elétricas S.A.	755	1,501	755	1,501
Other Concessionaires and Licensees	837	1,931	416	882
Current Electric Energy	361	572	241	377
ELECTRICITY SALES TO WHOLESALER	**1,953**	**4,004**	**1,412**	**2,760**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

No. of Consumers - Thousands (*)	Consolidated June 30,2006	Consolidated June 30,2005
Consumer class		
Residential	4,870	4,740
Industrial	81	82
Commercial	446	443
Rural	235	232
Public Administration	37	36
Public Lighting	2	2
Public Services	5	6
Total	**5,676**	**5,541**

* Information not reviewed by the independent auditors

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(28) COST OF ELECTRIC ENERGY

	Consolidated			
	2006		**2005**	
Electricity Purchased for Resale	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
Energy Purchased in Restricted Framework - ACR				
Itaipu Binacional	220,981	436,371	216,787	449,422
Furnas Centrais Elétricas S.A.	14,027	27,827	53,250	106,832
CESP - Cia Energética de São Paulo	5,603	11,733	51,589	100,603
Cia de Geração de Energia Elétrica do Tietê	7,902	14,771	25,938	49,806
Duke Energy Inter. Ger. Paranapanema S.A.	19,439	41,922	37,318	71,989
Tractebel Energia S.A.	187,227	369,478	108,293	217,209
Petrobrás	45,022	98,537	44,091	83,392
EMAE - Empresa Metropolitana de Águas e Energia	282	595	3,690	7,888
Cia Estadual Energia Elétrica - CEEE	894	1,941	3,156	5,747
AES Uruguaiana Ltda.	22,950	49,045	22,635	48,527
Câmara de Comercialização de Energia Elétrica - CCEE	3,625	4,020	1,513	3,071
Other	41,272	84,621	37,001	68,214
	569,224	1,140,861	605,261	1,212,700
Energy Purchased in the Free Market - ACL	338,149	646,153	253,023	462,845
	907,373	**1,787,014**	**858,284**	**1,675,545**
Deferral/Amortization liquid effect - CVA	(5,369)	(37,131)	27,157	19,323
Surplus of Energy (note 3 b.4)	(7,084)	(275)	-	-
PIS and COFINS - Generators Pass-Through (note 3 b.2)	-	(30,722)	15,351	15,351
Credit for PIS and COFINS	(81,657)	(156,760)	(82,527)	(158,338)
Subtotal	**813,263**	**1,562,126**	**818,265**	**1,551,881**
Electricity Network Usage Charge				
Basic Network Charges	134,683	265,632	118,165	241,927
Charges for Transmission from Itaipu	16,243	32,146	13,807	27,498
Connection Charges	8,327	15,474	10,728	29,367
System Service Charges - ESS	1,244	4,653	4,344	9,969
	160,497	317,905	147,044	308,761
Deferral and Amortization liquid effect - CVA	49,842	96,420	58,928	123,715
Credit for PIS and COFINS	(18,879)	(37,496)	(18,405)	(38,731)
Subtotal	**191,460**	**376,829**	**187,567**	**393,745**
Total	**1,004,723**	**1,938,955**	**1,005,832**	**1,945,626**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	Consolidated			
	2006		**2005**	
Electricity Purchased for Resale - GWh (*)	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
Energy Purchased in Restricted Framework - ACR				
Itaipu Binacional	2,654	5,223	2,603	5,181
Furnas Centrais Elétricas S.A.	196	400	574	1,231
CESP - Cia Energética de São Paulo	78	169	583	1,211
Cia de Geração de Energia Elétrica do Tietê	94	173	300	605
Duke Energy Inter. Ger. Paranapanema S.A.	205	446	396	802
Tractebel Energia S.A.	1,568	3,096	955	1,987
Petrobrás	393	836	432	971
EMAE - Empresa Metropolitana de Águas e Energia	3	8	43	96
Cia Estadual Energia Elétrica - CEEE	13	28	46	90
AES Uruguaiana Ltda.	198	413	181	396
Câmara de Comercialização de Energia Elétrica - CCEE	941	1,052	96	213
Other	420	812	548	948
	6,763	**12,656**	**6,757**	**13,731**
Energy Purchased in the Free Market - ACL	5,097	10,440	4,011	7,599
	11,860	**23,096**	**10,768**	**21,330**

* Information not reviewed by the independent auditors

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(29) OPERATING EXPENSES

	Parent Company			
	2006		2005	
	2. Quarter	**1. Half**	**2. Quarter**	**1. Half**
General and Administrative Expenses				
Personnel	243	438	103	152
Materials	21	28	7	11
Outsourced Services	2,426	4,495	1,655	2,422
Publicity and Advertising	799	1,125	188	734
Legal, Judicial and Indemnities	51	216	139	159
Other	261	559	242	343
Total	**3,801**	**6,861**	**2,334**	**3,821**

	Consolidated			
	2006		2005	
Sales and Marketing	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
Personnel	10,387	22,381	8,677	17,170
Materials	2,228	3,253	1,027	1,642
Outsourced Services	14,835	27,939	11,052	20,816
Allowance for Doubtful Accounts	14,934	31,787	13,939	25,531
Depreciation and Amortization	1,654	3,126	1,785	3,121
Collection Tariffs and Services	12,075	23,426	10,562	20,775
Other	3,812	5,682	2,558	4,383
Total	**59,925**	**117,594**	**49,600**	**93,438**
General and Administrative Expenses				
Personnel	19,883	46,654	16,424	35,129
Employee Pension Plans	(59)	(118)	192	387
Materials	1,039	2,271	610	1,541
Outsourced Services	28,647	60,496	26,070	49,288
Leases and Rentals	932	1,964	1,357	2,821
Depreciation and Amortization	4,774	9,682	6,119	12,640
Publicity and Advertising	2,095	3,627	939	2,247
Legal, Judicial and Indemnities	4,792	4,499	1,629	9,654
Donations, Contributions and Subsidies	954	2,126	1,083	2,197
PERCEE	49	117	460	1,368
Other	2,340	8,057	1,419	6,555
Total	**65,446**	**139,375**	**56,302**	**123,827**
Other Operating Expenses				
Inspection Fee	4,435	8,599	4,295	7,898
Research and development and energy efficiency programs	14,045	30,943	6,064	11,614
RTE and Free Energy Losses (note 3 a)	179	518	-	-
Other	36	114	-	-
Total	**18,695**	**40,174**	**10,359**	**19,512**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Goodwill Amortization	2,931	5,450	2,037	4,074
Total Operating Expense	**146,997**	**302,593**	**118,298**	**240,851**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(30) FINANCIAL INCOME (EXPENSE)

	Parent Company			
	2006		**2005**	
	2. Quarter	**1. Half**	**2. Quarter**	**1. Half**
Financial Income				
Income from Temporary Cash Investments	11,546	30,352	16,163	24,543
Interest on Prepaid Income and Social Contribution Taxes	975	2,255	2,411	2,788
Monetary and Exchange Variations	47,176	47,707	-	-
Interest on Intercompany Loans	252	252	917	2,017
Dividends received from noncontrolling investments	4,590	4,590	-	-
Other	1,074	1,074	584	1,003
PIS and COFINS	(7,539)	(7,539)	(7,425)	(7,425)
Subtotal	58,074	78,691	12,650	22,926
Interest on Shareholders' Equity	81,500	81,500	80,273	80,273
Total	**139,574**	**160,191**	**92,923**	**103,199**
Financial Expense				
Debt Charges	(135)	(135)	(1,482)	(3,585)
Banking Expenses	(2,250)	(2,584)	(1,603)	(2,340)
Monetary and Exchange Variations	(24,511)	(29,002)	(6,465)	(10,599)
Other	(600)	(601)	(51)	(60)
Subtotal	(27,496)	(32,322)	(9,601)	(16,584)
Goodwill Amortization	(21,283)	(42,564)	(13,438)	(26,875)
Interest on Shareholders' Equity	-	-	(76,920)	(76,920)
Total	**(48,779)**	**(74,886)**	**(99,959)**	**(120,379)**
Net financial expenses	**90,795**	**85,305**	**(7,036)**	**(17,180)**

	Consolidated			
	2006		**2005**	
Financial Income	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
Income from Temporary Cash Investments	35,017	84,122	35,938	65,201
Late Payments Charges	22,424	43,257	23,013	42,038
Interest on Prepaid Income and Social Contribution Taxes	2,332	6,051	2,954	3,799
Monetary and Exchange Variations	48,350	40,906	(16,974)	(12,767)
Interest - CVA and Parcel "A"	30,993	60,349	37,303	72,520
Discount on Purchase of ICMS credit	3,508	7,133	2,423	4,438
Interest - Extraordinary Tariff Adjustment (note 3 a)	10,776	34,241	27,992	55,319
Dividends received from noncontrolling investments	4,590	4,590	4,708	4,708
Interest on the revised Regulatory Depreciation Rate	727	1,397	-	-
Restatement of Tax Credits	1,055	4,845	-	-
Other	8,867	16,111	8,082	17,630
PIS and COFINS	(6,893)	2,951	(8,358)	(8,358)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

Subtotal	**161,746**	**305,953**	**117,081**	**244,528**
Financial Expense				
Debt Charges	(137,989)	(276,034)	(144,000)	(287,787)
Banking Expenses	(17,890)	(34,658)	(16,311)	(28,486)
Monetary and Exchange Variations	(46,956)	(75,746)	(23,377)	(79,725)
Other	(14,364)	(22,595)	(10,634)	(16,800)
Subtotal	(217,199)	(409,033)	(194,322)	(412,798)
Goodwill Amortization	(34,361)	(68,722)	(29,116)	(57,478)
Interest on Shareholders' Equity	-	-	(81,256)	(81,256)
Total	**(251,560)**	**(477,755)**	**(304,694)**	**(551,532)**
Net financial expenses	**(89,814)**	**(171,802)**	**(187,613)**	**(307,004)**

(31) FINANCIAL INSTRUMENTS AND OPERATING RISKS

31.1 RISK CONSIDERATIONS

The business of the Company and its subsidiaries, comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and tariffs of its subsidiaries are regulated by ANEEL.

The principal market risk factors that affect business are related basically to fluctuations in exchange rates and interest, credit, energy shortages, and prepayments of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them through the compensation mechanism ("CVA"), contracting hedge/swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

31.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

As of June 30, 2006, the principal financial asset and liability instruments of the Company and its subsidiaries are as follows:

- Cash and banks – with market values approximately equivalent to the amounts stated in the balance sheets (note 4);
- Investments – investments are valued by the equity method (note 14);
- Regulatory Assets and Liabilities – the amounts are recorded in accordance with the criteria defined by ANEEL (note 3);
- Loans and Financing - are valued in accordance with the criteria stipulated in the contracts and the characteristics defined in note 17;
- Debentures – may be traded on the market and are valued in accordance with the criteria stipulated at the time of issue and the characteristics defined in note 18.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

The book values of the loans and financing, debentures and derivatives, for the Company and its subsidiaries compared with the market borrowing rates as of June 30, 2006 and March 31, 2006, are as follows:

	Parent Company			
	June 30,2006		March 31,2006	
	Book Value	**Fair Value**	**Book Value**	**Fair Value**
Loans and Financing	93,194	98,597	-	-
Derivatives	35,221	28,207	28,731	28,689
Total	**128,415**	**126,804**	**28,731**	**28,689**

	Consolidated			
	June 30,2006		March 31,2006	
	Book Value	**Fair Value**	**Book Value**	**Fair Value**
Loans and Financing	2,832,420	2,737,517	2,648,478	2,525,244
Debentures	2,190,435	2,181,808	2,397,295	2,400,644
Derivatives	55,046	49,958	69,160	69,482
Total	**5,077,901**	**4,969,283**	**5,114,933**	**4,995,370**

The estimated of the market value of these financial instruments for the Company and its subsidiaries were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally related to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective book value.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(32) CASH FLOW

CPFL ENERGIA
For the fiscal years ended June 30, 2006 and 2005
(Stated in thousands of Reais)

	Parent company		Consolidated	
	June 30, 2006	**June 30, 2005**	**June 30, 2006**	**June 30, 2005**
OPERATING CASH FLOW				
Income for the period	**611,981**	**400,597**	**611,981**	**400,597**
Non-controlling shareholders' interest	-	-	30	20,310
Monetary restatement of rationing regulatory assets	-	-	(72,475)	(91,083)
Provision for losses on rationing regulatory assets	-	-	518	-
2003 Tariff review	-	-	(71,386)	17,859
2005 and 2006 Tariff adjustment	-	-	(7,953)	(24,193)
Other regulatory assets	-	-	8,319	(10,812)
Low income consumers' subsidy	-	-	(9,799)	(10,885)
Depreciation and amortization	42,564	26,875	229,964	211,451
Provision for contingencies	8,123	-	11,525	39,664
Interest and monetary restatement	(15,571)	(10,356)	(12,561)	(10,186)
Unrealized losses (gains) on derivative contracts	10,981	10,636	(10,873)	12,365
Pension plan costs	-	-	19,603	63,311
Equity in subsidiaries	(653,529)	(426,962)	-	-
Loss on the write-off of permanent assets and investment	-	-	4,272	1,376
Deferred taxes - assets and liabilities	8,637	-	59,899	21,777
Research and development and energy efficiency programs	-	-	34,760	-
Other	-	24	(10,852)	195
REDUCTION (INCREASE) IN OPERATING ASSETS				
Consumers, concessionaires and licensees	-	-	174,343	57,511
Dividend and interest on equity received	515,494	358,465	-	-
Other receivables	-	113	36,156	17,731
Recoverable taxes	15,043	(571)	(26,645)	(133,273)
Financial Investments	111,335	(158,663)	196,020	(37,735)
Deferred tariff costs variations	-	-	100,120	80,819
Additions to deferred charges	(1,504)	-	(1,447)	-
Escrow deposits	-	-	(35,045)	(42,979)
Other operating assets	(2)	-	25,860	8,905
INCREASE (DECREASE) IN OPERATING LIABILITIES				
Suppliers	(350)	(4,535)	(131,062)	(30,088)
Taxes and social contributions payable	(1,560)	3,458	(22,242)	83,934
Payroll	9	-	1,598	(418)
Deferred tariff gains variations	-	-	(53,976)	13,412
Other liabilities with employee pension plans	-	-	(53,784)	(61,836)
Interest on debts - accrued and paid	49	(362)	(20,028)	(69,377)
Interest on debts - incorporated interest	-	-	37,175	39,288
Regulatory charges	-	-	30,981	6,234
Associates, subsidiaries and parent company	-	-	16,218	-
Other operating liabilities	798	(52)	8,396	17,519
CASH FLOWS PROVIDED BY OPERATIONS	**652,498**	**198,667**	**1,067,610**	**591,393**
INVESTMENTS				
Acquisitions of equity interests	(414,957)	(2,828)	(414,967)	(1,703)
Net cash increase by acquisition of subsidiaries	-	-	14,522	-
Increase in property, plant and equipment	-	-	(362,500)	(265,138)
Financial investments	12,471	-	10,110	-
Advance energy purchase agreements	-	-	(1,331)	-
Increase in special obligations	-	-	19,191	4,805
Additions to deferred charges	-	(154)	(3,898)	(3,050)
Sale of permanent assets	-	-	3,289	4,556
Mutual Operation with related parties	-	(43,329)	-	-
GENERATION OF CASH IN INVESTMENTS	**(402,486)**	**(46,311)**	**(735,584)**	**(260,530)**
FINANCING ACTIVITIES				
Loans, financing and debentures obtained	96,000	-	870,674	581,810
Payments of loans, financing and debentures	-	-	(1,063,373)	(781,932)
Dividend and interest on equity paid	(479,246)	(140,147)	(479,246)	(152,320)
Sales of treasury shares	24	-	24	-
UTILIZATION OF CASH IN FINANCING	**(383,222)**	**(140,147)**	**(671,921)**	**(352,442)**
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(133,210)**	**12,209**	**(339,895)**	**(21,579)**
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	**138,072**	**102,119**	**678,780**	**499,838**
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	**4,862**	**114,328**	**338,885**	**478,259**
SUPPLEMENTARY INFORMATION				
Social contribution and income tax paid	-	-	252,441	201,031
Interest paid	-	3,985	255,701	294,791
	-	**3,985**	**508,142**	**495,822**

CASH AND CASH EQUIVALENTS	**June 30, 2006**	**December 31, 2005**	**June 30, 2005**	**December 31, 2004**
PARENT COMPANY				
Balance according to Corporation Law	**4,907**	**249,452**	**228,597**	**186,385**
Reclassification - FAS 95 (1)	(45)	(111,380)	(114,269)	(84,266)
Adjusted balance	**4,862**	**138,072**	**114,328**	**102,119**
Consolidated				
Balance according to Corporation Law	**478,211**	**1,029,241**	**705,219**	**817,724**
Reclassification - FAS 95 (1)	(139,326)	(350,461)	(226,960)	(317,886)
Adjusted balance	**338,885**	**678,780**	**478,259**	**499,838**

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short-term cash investments while having immediate liquidity, have maturity dates exceeding 90 days with anticipated redemption subject to their market value are subject to reclassification to the Financial Investments line.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.01 – COMMENTS ON PERFORMANCE OF THE QUARTER

In the 2nd quarter of 2006, the Net Income was R$ 305,493, an increase of 30% (R$ 70,542) compared to the same quarter the previous year, due basically to the improvement in the results of corporate participations, as follows:

Analysis of Results – CPFL Energia Individual

	2006		2005	
Subsidiaries	**2. Quarter**	**1. Half**	**2. Quarter**	**1. Half**
CPFL Paulista	178,494	320,300	179,797	295,182
CPFL Piratininga	72,129	135,850	22	22
CPFL Geração	38,338	83,301	30,196	53,633
CPFL Brasil	40,823	109,173	39,247	78,125
CPFL Serra	4,146	4,146	-	-
CPFL Cone Sul	759	759	-	-
Total	**334,689**	**653,529**	**249,262**	**426,962**

CPFL Piratininga's results for 2006 were recorded directly in CPFL Energia as a result of the segregation of the corporate participation, as mentioned in Note 2. In 2005 the respective results were recorded in CPFL Paulista.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2006	4 - 03/31/2006
1	Total assets	13,916,589	14,074,935
1.01	Current assets	3,241,295	4,097,020
1.01.01	Cash and banks	478,211	1,301,951
1.01.02	Credits	2,139,930	1,953,317
1.01.02.01	Consumers, concessionaires and licensees	1,900,445	1,771,097
1.01.02.02	Other receivables	48,938	38,067
1.01.02.03	Financial Investments	40,168	39,318
1.01.02.04	Recoverable taxes	219,729	161,481
1.01.02.05	Allowance for doubtful accounts	(69,350)	(56,646)
1.01.03	Materials and Suppliers	12,050	9,694
1.01.04	Other	611,104	832,058
1.01.04.01	Deferred Tariff Costs Variations	320,265	547,190
1.01.04.02	Prepaid Expenses	185,987	191,163
1.01.04.03	Derivatives Contracts	1,700	2,627
1.01.04.04	Other Credits	103,152	91,078
1.02	Noncurrent assets	2,686,808	2,610,821
1.02.01	Credits	1,648,871	1,699,201
1.02.01.01	Consumers, concessionaires and licensees	301,849	340,051
1.02.01.02	Other receivables	56,516	67,398
1.02.01.03	Financial Investments	106,646	108,003
1.02.01.04	Recoverable taxes	95,299	90,000
1.02.01.05	Deferred taxes	1,088,561	1,093,749
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	1,037,937	911,620
1.02.03.01	Escrow deposits	197,981	206,200
1.02.03.02	Deferred Tariff Costs Variations	632,950	508,344
1.02.03.03	Prepaid Expenses	29,836	29,491
1.02.03.04	Other Credits	177,170	167,585
1.03	Permanent assets	7,988,486	7,367,094
1.03.01	Investments	3,121,529	3,055,097
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	2,337,417	2,265,285
1.03.01.02.01	Goodwill or negative goodwill	2,337,417	2,265,285
1.03.01.03	Other investments	784,112	789,812
1.03.01.03.01	Leased assets	755,043	760,743
1.03.01.03.02	Other	29,069	29,069
1.03.02	Property, plant and equipment	4,817,298	4,269,957
1.03.02.01	Property, plant and equipment	5,520,542	4,921,049
1.03.02.02	(-) Special obligation linked to the concession	(703,244)	(651,092)
1.03.03	Deferred charges	49,659	42,040

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2006	4 - 03/31/2006
2	Total liabilities	13,916,589	14,074,935
2.01	Current liabilities	3,946,012	3,714,668
2.01.01	Loans and financing	815,428	780,088
2.01.01.01	Accrued interest on debts	41,274	48,694
2.01.01.02	Loans and financing	774,154	731,394
2.01.02	Debentures	574,791	430,804
2.01.02.01	Accrued interest on debentures	73,998	155,669
2.01.02.02	Debentures	500,793	275,135
2.01.03	Suppliers	775,216	713,547
2.01.04	Taxes and social contributions payable	483,038	443,865
2.01.05	Dividends and interest on shareholders' equity	621,755	488,894
2.01.06	Reserves	7,920	16,630
2.01.06.01	Employee profit sharing	7,920	16,630
2.01.07	Due to related parties	16,218	0
2.01.08	Other	651,646	840,840
2.01.08.01	Payroll	3,937	4,756
2.01.08.02	Employee pension plans	93,621	90,116
2.01.08.03	Regulatory charges	66,469	85,459
2.01.08.04	Accrued liabilities	37,683	26,390
2.01.08.05	Deferred tariff gains variations	120,027	279,588
2.01.08.06	Derivative contracts	55,448	68,750
2.01.08.07	Other accounts payable	274,461	285,781
2.02	Long-term liabilities	5,172,388	5,257,707
2.02.01	Loans and financing	2,016,992	1,868,390
2.02.02	Debentures	1,615,644	1,966,491
2.02.03	Reserves	327,601	324,364
2.02.03.01	Reserve for contingencies	327,601	324,364
2.02.04	Due to related parties	0	0
2.02.05	Other	1,212,151	1,098,462
2.02.05.01	Suppliers	141,604	151,117
2.02.05.02	Employee pension plans	799,248	804,151
2.02.05.03	Taxes and social contributions payable	40,014	26,538
2.02.05.04	Deferred tariff gains variations	102,676	11,438
2.02.05.05	Derivative Contracts	1,298	3,037
2.02.05.06	Other Accounts payable	127,311	102,181
2.03	Deferred income	0	0
2.04	Non-controlling shareholders' interest	2,117	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2006	4 - 03/31/2006
2.05	Shareholders' equity	4,796,072	5,102,560
2.05.01	Capital	4,734,790	4,734,790
2.05.01.01	Capital	4,734,790	4,734,790
2.05.01.02	Treasury Shares	0	0
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	61,266	61,266
2.05.04.01	Legal	61,266	61,266
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	0	306,488

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.01	Operating revenues	2,937,951	5,727,329	2,752,306	5,252,772
3.02	Deductions from operating revenues	(806,880)	(1,551,751)	(814,900)	(1,530,455)
3.03	Net operating revenues	2,131,071	4,175,578	1,937,406	3,722,317
3.04	Cost of Electricity Energy Services	(1,403,476)	(2,713,821)	(1,351,836)	(2,596,811)
3.04.01	Electricity purchased for resale	(813,263)	(1,562,126)	(818,265)	(1,551,881)
3.04.02	Electricity network usage charges	(191,460)	(376,829)	(187,567)	(393,745)
3.04.03	Personnel	(56,526)	(125,106)	(50,829)	(98,924)
3.04.04	Employee pension plans	1,833	3,612	(22,218)	(44,431)
3.04.05	Material	(8,772)	(17,760)	(9,235)	(16,805)
3.04.06	Outsourced services	(26,265)	(50,141)	(26,591)	(47,406)
3.04.07	Depreciation and amortization	(72,927)	(142,984)	(67,739)	(134,139)
3.04.08	Fuel consumption account - CCC	(138,601)	(259,308)	(96,985)	(173,648)
3.04.09	Energy development account - CDE	(91,784)	(173,231)	(65,109)	(125,627)
3.04.10	Other	(5,711)	(9,948)	(7,298)	(10,205)
3.05	Gross operating income	727,595	1,461,757	585,570	1,125,506
3.06	Operating Expenses/Income	(236,811)	(474,395)	(305,911)	(547,855)
3.06.01	Sales and Marketing	(59,925)	(117,594)	(49,600)	(93,438)
3.06.02	General and administrative	(65,446)	(139,375)	(56,302)	(123,827)

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.06.03	Financial	(89,814)	(171,802)	(187,613)	(307,004)
3.06.03.01	Financial income	161,746	305,953	117,081	244,528
3.06.03.02	Financial expenses	(251,560)	(477,755)	(304,694)	(551,532)
3.06.03.02.01	Interest on shareholders' equity	0	0	(81,256)	(81,256)
3.06.03.02.02	Goodwill amortization	(34,361)	(68,722)	(29,116)	(57,478)
3.06.03.02.03	Other financial expenses	(217,199)	(409,033)	(194,322)	(412,798)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(21,626)	(45,624)	(12,396)	(23,586)
3.06.05.01	Merged goodwill	(2,931)	(5,450)	(2,037)	(4,074)
3.06.05.02	Other	(18,695)	(40,174)	(10,359)	(19,512)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	490,784	987,362	279,659	577,651
3.08	Nonoperating income (expense)	(2,107)	(3,648)	(1,158)	(2,197)
3.08.01	Income	985	1,844	3,151	3,528
3.08.02	Expenses	(3,092)	(5,492)	(4,309)	(5,725)
3.09	Income before taxes on income and minority interest	488,677	983,714	278,501	575,454
3.10	Income tax and social contribution	(146,522)	(304,609)	(98,252)	(193,361)
3.10.01	Social contribution	(36,858)	(78,653)	(27,458)	(53,119)
3.10.02	Income tax	(109,664)	(225,956)	(70,794)	(140,242)
3.11	Deferred income tax and social contribution	(28,492)	(50,815)	(6,331)	(26,122)
3.11.01	Deferred Social contribution	(8,238)	(13,717)	80	(4,778)
3.11.02	Deferred Income tax	(20,254)	(37,098)	(6,411)	(21,344)
3.12	Statutory profit sharing/contributions	(8,140)	(16,279)	(8,160)	(16,320)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	(8,140)	(16,279)	(8,160)	(16,320)
3.12.02.01	Extraordinary item net of tax effects	(8,140)	(16,279)	(8,160)	(16,320)
3.13	Reversal of interest on shareholders' equity	0	0	81,256	81,256

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.14	Non-controlling shareholder's interest	(30)	(30)	(12,063)	(20,310)
3.15	Net income (loss) for the period	305,493	611,981	234,951	400,597
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	456,734,666	456,734,666
	EARNINGS PER SHARE	0.63677	1.27561	0.51441	0.87709
	LOSSES PER SHARE				

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER
Analysis of Results – CPFL Energia Consolidated

This analysis of results is expressed in thousands of Brazilian reais, except when indicated otherwise.

CONSOLIDATED	2. Quarter			1.Half		
	2006	2005	Variation	2006	2005	Variation
GROSS REVENUE	2,937,951	2,752,306	6.7%	5,727,329	5,252,772	9.0%
Electricity sales to final Consumers	2,616,812	2,500,222	4.7%	5,105,885	4,772,839	7.0%
Electricity sales to Wholesaler	121,488	109,839	10.6%	237,583	214,213	10.9%
Other Operating Revenues	199,651	142,245	40.4%	383,861	265,720	44.5%
DEDUCTION FROM OPERATING REVENUE	(806,880)	(814,900)	-1.0%	(1,551,751)	(1,530,455)	1.4%
NET OPERATING REVENUE	2,131,071	1,937,406	10.0%	4,175,578	3,722,317	12.2%
ENERGY COST	(1,004,723)	(1,005,832)	-0.1%	(1,938,955)	(1,945,626)	-0.3%
Electricity Purchased for resale	(813,263)	(818,265)	-0.6%	(1,562,126)	(1,551,881)	0.7%
Electricity Network Usage Charges	(191,460)	(187,567)	2.1%	(376,829)	(393,745)	-4.3%
OPERATING COST/EXPENSE	(545,750)	(464,302)	17.5%	(1,077,457)	(892,036)	20.8%
Personnel	(87,920)	(76,282)	15.3%	(195,477)	(151,803)	28.8%
Employee Pension Plan	1,892	(22,410)	-108.4%	3,730	(44,818)	-108.3%
Material	(13,190)	(12,254)	7.6%	(24,597)	(21,609)	13.8%
Outsourced Services	(70,258)	(64,386)	9.1%	(139,415)	(118,686)	17.5%
Depreciation and Amortization	(79,457)	(75,734)	4.9%	(155,991)	(150,082)	3.9%
Merged Goodwill Amortization	(2,931)	(2,037)	43.9%	(5,450)	(4,074)	33.8%
Fuel consumption account - CCC	(138,601)	(96,985)	42.9%	(259,308)	(173,648)	49.3%
Energy development account - CDE	(91,784)	(65,109)	41.0%	(173,231)	(125,627)	37.9%
Other	(63,501)	(49,105)	29.3%	(127,718)	(101,689)	25.6%
INCOME FROM ELECTRIC UTILITY SERVICES	580,598	467,272	24.3%	1,159,166	884,655	31.0%
FINANCIAL INCOME (EXPENSE)	(89,814)	(187,613)	-52.1%	(171,802)	(307,004)	-44.0%
Income	161,494	117,081	37.9%	305,701	244,528	25.0%
Expenses	(251,308)	(223,438)	12.5%	(477,503)	(470,276)	1.5%
Expenses net of Income	(89,814)	(106,357)	-15.6%	(171,802)	(225,748)	-23.9%
Interest on shareholders' equity	-	(81,256)	-100.0%	-	(81,256)	-100.0%
OPERATING INCOME	490,784	279,659	75.5%	987,364	577,651	70.9%
NON-OPERATING INCOME (EXPENSE)	(2,107)	(1,158)	82.0%	(3,648)	(2,197)	66.0%
Income	985	3,151	-68.7%	1,844	3,528	-47.7%
Expenses	(3,092)	(4,309)	-28.2%	(5,492)	(5,725)	-4.1%
INCOME BEFORE TAX	488,677	278,501	75.5%	983,716	575,454	70.9%
Social Contribution	(45,096)	(27,378)	64.7%	(92,370)	(57,897)	59.5%
Income Tax	(129,918)	(77,205)	68.3%	(263,054)	(161,586)	62.8%
INCOME BEFORE EXTRAORDINARY ITEMS, MINORITY INTEREST AND REVERSALS	313,663	173,918	80.4%	628,292	355,971	76.5%
Extraordinary Item net of taxes	(8,140)	(8,160)	-0.2%	(16,281)	(16,320)	-0.2%
Minority interest	(30)	(12,063)	-99.8%	(30)	(20,310)	-99.9%
Reversal of interest on equity	-	81,256	-100.0%	-	81,256	-100.0%
NET INCOME FOR THE PERIOD	305,493	234,951	30.0%	611,981	400,597	52.8%
EBITDA	658,957	554,232	18.9%	1,313,199	1,061,122	23.8%

In June 2006, CPFL Energia acquired 100% of the shares of the companies Ipê Energia Ltda (CPFL Serra Ltda), PSEG Trader S.A. (CPFL Comercialização Cone Sul S.A.) and PSEG Brasil Ltda (CPFL Missões Ltda). In this way the Company also indirectly acquired an additional holding of 32.69% and 32.7538% in RGE and Sul Geradora respectively, which became as of June fully consolidated into the Company's Financial Statements. The CPFL Energia Consolidated Analysis of Results therefore includes the respective holdings acquired and the partial results of RGE and Sul Geradora, which should be taken into account when comparing the results of the periods. In the same way, it must be remembered that BAESA started operations in November, 2005, so comparison with the same period in the previous year is not possible.

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Gross Revenue

The Gross Operating Revenue in the 2nd quarter of 2006 was R$ 2,937,951, representing a growth of 6.75% (R$ 185,645) when compared with the same period of the previous year.

The main factors contributing to this growth were:

   i.   Increase of 4% in the quantity of Electric Energy sold, to final consumers and other concessionaires and licensees (bilateral contracts). Of this total increase 1.6% refers to the acquisition of 32.69% of RGE;

   ii.   Impacts of the CPFL Piratininga tariff increase in 2005 of 1.54%, and the CPFL Paulista and RGE tariff increases in 2006 of 10.83%, and 10.19% respectively;

   iii.   Reduction of R$ 69,405 in the Emergency Charges (ECE/EAEE) due to an instruction from ANEEL to cancel the billing of this charge;

   iv.   Increase of 47% (R$ 53,363) in revenue from TUSD, due principally to the migration of industrial customers to the Free Contracting mode.

> ### ➢ Quantity of Energy Sold

Excluding the effects of the acquisition of 32.69% of RGE, the quantity of energy sold increased by 2.4% compared to the same quarter of the previous year. In spite of a reduction of 7.5% in the industrial class due basically to the migration of customers to the Free Market, there was an increase in the consumption of other classes of consumers, especially the residential class which grew by 3.3%. There was also an increase of 106.9% in the quantity sold to concessionaires and licensees (bilateral contracts), due mainly to the positive performance of commercialization of electric energy.

The growth of consumption in the CPFL Energia concession areas, which impacts both the invoiced supply and the TUSD billing was 1.8%. Considering the effects of the acquisition of 32.69% of RGE, the increase was 3.9%.

Deductions from Operating Revenue

The deduction from Operating Revenue in the 2nd quarter of 2006 was R$ 806,880, representing a decrease of 1% (R$ 8,020) compared to the same quarter of 2005.

Ignoring the effect of the suspension of Emergency Charges (ECE/EAEE), there was an increase of 7.6% (R$ 61,385), which reflects in the increase in Gross Income.

Cost of the Electricity Service

In the 2nd quarter of 2006, the Cost of the Electricity Service was R$ 1,004,723, a decrease of 0.1% (R$ 1,109) when compared to the same quarter of the previous year. Even with an increase of 10.1% in the quantity of energy purchased, the cost remained practically stable mainly due to the purchase of energy from the Mechanisms for Reallocation of Energy – MRE – in the Chamber of Commerce for Electric Energy – CCEE, where the prices were not representative.

Operating Costs and Expenses

The Operating Costs and Expenses this quarter were R$ 545,752, an increase of 17.5% compared to the same period of the previous year. This increase was mainly due to:

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

> ➢ **Manageable Operating Expenses**

These comprise costs with Personnel, Material, Outsourced services and Others, totaling R$ 234,869 in the 2nd quarter of 2006, an increase of 16.3% (R$ 32,842) in relation to the same quarter of 2005. This increase is due largely to the following factors:

i.   Personnel: The increase of 15.3% (R$ 11,638) refers to Payroll costs, reflecting basically salary increases, and the increase of R$ 1,714 due to BAESA and the acquisition of 32.69% of RGE;

ii. Outsourced Services: The increase of 9.1% (R$ 5,872) is due mainly to expenses with maintenance, information technology and recovery of default apart from R$ 2.918 referring to BAESA and the acquisition of 32.69% of RGE;

iii. Others: The increase of 29.3% (R$ 14,396) is due largely to changes in accounting practices in the recording of expenses with Research and Development and Energy Efficiency Programs, which generated an additional expense in the period of R$ 7,981, as well as the increase of R$ 2,918 relating to BAESA and the acquisition of 32.69% of RGE.

> ➢ **Private Pension Plan**

The Private Pension Plan recorded income in this quarter of R$ 1,892 against an expense of R$ 22,410 in the same period of the previous year. This variation was mainly due to the increase in expected nominal rate of return on plan assets, as defined in the Actuarial Report.

> ➢ **Fuel Consumption Account – CCC and Energy Development Account – CDE**

The CCC and CDE expenses increased 42.1% (R$ 68.291) compared to the same period the previous year. This increase is basically due to the adjustment of the contributions. It should be noted that the variations in these costs are fully covered by the electricity tariffs.

Financial Income (Expense)

The Net Financial Expense this quarter of R$ 89,814, without the effect of Interest on Shareholders' Equity, improved by 15.6% (R$ 16,543) compared to the same period the previous year, maintaining the improvement observed in previous years.

Net Income and EBITDA

Based on the above factors, the income for this quarter, after Income Tax and Social Contribution, was R$ 305,493, or 30% (R$ 70,542) higher than the same period in 2005.

The adjusted EBITDA (Net Income before interest, equity pick-up, income tax and social contribution, depreciation, amortization, private pension plan and extraordinary item) for the 2nd quarter of 2006 was R$ 658,955, or 18.9% (R$ 104,723) greater than the EBITDA for the same period in 2005 (information not reviewed by the Independent Accountants).

Another highlight of the quarter was the start-up of BAESA and the acquisition of 32.69% of RGE, which contributed R$ 13,296 and R$ 10,433 respectively to the increase in EBITDA, and R$ 3,172 and R$ 4,101 respectively to the Net Profit (information not reviewed by the Independent Accountants).

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

9.01 HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)	
01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	56.06
COMMERCIAL, INDUSTRIAL AND OTHER		33,831,818,623		33,831,818,611	
02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	24.14
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,784		205,487,715,772	
03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHER		455,996		455,996	
04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	7.94
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,890		53,031,258,878	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in the last years have been for the maintenance and upgrading of our distribution network and generation projects. The following table sets forth our capital expenditure for the first half of 2006, as well as the three years ended December 31, 2005, 2004 and 2003.

	In million of R$			
		Year Ended December 31,		
	1. Half	**2005**	**2004**	**2003**
Distribution:				
CPFL Paulista	106	189	131	125
CPFL Piratininga	49	86	64	64
RGE	65	93	66	45
Total distribution	**220**	**368**	**261**	**234**
Generation:	141	255	343	331
Commercialization:				
CPFL Brasil	2	4	2	0
Total	**363**	**627**	**606**	**565**

We plan to make capital expenditures totaling approximately R$ 986 million in 2006 and approximately R$ 1,001 million in 2007. Of total budgeted capital expenditure over this period, R$ 915 million is for distribution, R$ 1,057 million is for generation and R$ 15 million is for commercialization.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY

Additional information – New Market

Position of the shareholders of **CPFL Energia S/A** with more than 5% of the shares holding voting rights, as of June 30, 2006:

Shareholders	Common Shares	Interest - %
VBC Energia S/A	184,673,698	38.49%
521 Participações S/A	149,230,373	31.11%
Bonaire Participações S/A	60,713,511	12.65%
BNDES Participações S/A	23,005,251	4.80%
Other shareholders	62,133,897	12.95%
Total	**479,756,730**	**100.00%**

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2006 and 2005:

	June 30, 2006		June 30, 2005 (*)	
Shareholders	**Common Shares**	**%**	**Common Shares**	**%**
Controlling Shareholders	394,617,582	82.25%	383,477,122	83.96%
Administrator				
Executive Officers	43,436	0.01%	45,871	0.01%
Board of Directors	13	0.00%	1,523	0.00%
Fiscal Council	-	0.00%	-	0.00%
Other Shareholders – Free Float (**)	85,095,699	17.74%	73,210,150	16.03%
Total	**479,756,730**	**100.00%**	**456,734,666**	**100.00%**

(*) Includes shares arising from the merger of the non-controlling shareholders of CPFL Geração, in accordance with the Extraordinary Meeting of June 20, 2005.
(**) The 2005 Free Float adapted to the 2006 New Market Regulations.

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2006**

01.01 - IDENTIFICATION

1 - CVM CODE **01866-0**	2 - COMPANY NAME **CPFL ENERGIA S.A.**	3 - CNPJ (Federal Tax ID) **02.429.144/0001-93**

Shareholder's composition of VBC Energia S/A with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2006.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	VBC Participações S/A	3,123,551	100.00%	141,055	100.00%	3,264,606	100.00%
	Other Shareholders	7	0.00%	6	0.00%	13	0.00%
	Total	**3,123,558**	**100.00%**	**141,061**	**100.00%**	**3,264,619**	**100.00%**

(a) VBC Participações S/A

	Shareholders	Common Shares	%
(b)	Votorantim Investimentos Industriais S/A	3,166,839,246	33.34%
(c)	Antares Holding Ltda.	3,166,839,246	33.33%
(d)	Camargo Corrêa Energia S/A	3,166,839,246	33.33%
	Other Shareholders	7	0.00%
	Total	**9,500,517,745**	**100.00%**

(b) Votorantim Energia Ltda

	Shareholders	Quotas	%
(e)	Votorantim Participações S/A	228,617,352	70.28%
(f)	Companhia Brasileira de Alumínio	70,827,862	21,77%
(g)	Santa Cruz Geração de Energia S/A	25,855,977	7.95%
	Total	**325,301,191**	**100.00%**

(c) Antares Holding Ltda

	Shareholders	Common Shares	%
(h)	Bradespar S/A	214,076,672	100.00%
	Other Shareholders	1	0.00%
	Total	**214,076,673**	**100.00%**

(d) Camargo Corrêa Energia S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(i)	Camargo Corrêa S/A	518,860	100.00%	518,851	100.00%	1,037,711	100.00%
	Other Shareholders	0	0.00%	9	0.00%	9	0.00%
	Total	**518,860**	**100.00%**	**518,860**	**100.00%**	**1,037,720**	**100.00%**

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(e) Votorantim Investimentos Industriais S/A

	Shareholders	Common Shares	%
(j)	Votorantim Participações S/A	3,642,163,802	100.00%
	Other Shareholders	2	0.00%
	Total	**3,642,163,804**	**100.00%**

(f) Companhia Brasileira de Alumínio

	Shareholders	Common Shares	%
(e)	Votorantim Investimentos Industriais S/A.	711,334,410	99.74%
	Other Shareholders	1,874,557	0.26%
	Total	**713,208,967**	**100.00%**

(g) Santa Cruz Geração de Energia S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Companhia Brasileira de Alumínio	42,105,504	100.00%	100	100.00%	42,105,604	100.00%
	Other Shareholders	6	0.00%	0	0.00%	6	0.00%
	Total	**42,105,510**	**100.00%**	**100**	**100.00%**	**42,105,610**	**100.00%**

(h) Bradespar S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(k)	Cidade de Deus Cia Cial de Participações	11,220,806	36.59%	75,240	0.13%	11,296,046	12.92%
	Fundação Bradesco	4,544,826	14.82%	724,746	1.28%	5,269,572	6.03%
	Fundo de Pensões do Banco Espírito Santo	2,000,000	6.52%	0	0.00%	2,000,000	2.29%
(l)	NCF Participações S/A	4,286,878	13.98%	0	0.00%	4,286,878	4.90%
	Other Shareholders	8,613,616	28.09%	55,956,238	98.59%	64,569,854	73.86%
	Total	**30,666,126**	**100.00%**	**56,756,224**	**100.00%**	**87,422,350**	**100.00%**

(i) Camargo Corrêa S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(m)	Participações Morro Vermelho S/A	48,938	99.98%	93,099	100.00%	142,037	99.99%
	Other Shareholders	9	0.02%	1	0.00%	10	0.01%
	Total	**48,947**	**100.00%**	**93,100**	**100.00%**	**142,047**	**100.00%**

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2006**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(j) Votorantim Participações S/A

	Shareholders	Common Shares	%
(n)	Hejoassu Administração S/A	5,304,772,481	98.59%
	Other Shareholders	76,106,492	1.41%
	Total	**5,380,878,973**	**100.00%**

Cidade de Deus Cia Cial de
(k) Participações

	Shareholders	Common Shares	%
(o)	Nova Cidade de Deus Participações S/A	2,460,482,614	44.62%
	Fundação Bradesco	1,819,212,988	32.99%
	Lia Maria Aguiar	417,744,408	7.58%
	Lina Maria Aguiar	466,344,780	8.46%
	Other Shareholders	350,799,535	6.36%
	Total	**5,514,584,325**	**100.00%**

(l) NCF Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	14,331,333	25.10%	50,828,750	100.00%	65,160,083	60.38%
(k)	Cidade de Deus Cia Cial de Participações	41,979,583	73.54%	0	0.00%	41,979,583	38.90%
(o)	Nova Cidade de Deus Participações S/A	777,000	1.36%	0	0.00%	777,000	0.72%
	Total	**57,087,916**	**100.00%**	**50,828,750**	**100.00%**	**107,916,666**	**100.00%**

(m) Participações Morro Vermelho S/A

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	4,882,646	33.34%
Renata Camargo Nascimento	4,882,646	33.33%
Regina Camargo Pires Oliveira Dias	4,882,644	33.33%
Other Shareholders	191	0.00%
Total	**14,648,127**	**100.00%**

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(n) Hejoassu Administração S/A

Shareholders	Common Shares	%
Espólio de José Ermírio de Moraes Filho	400,000	25.00%
(p) AEM Participações S/A	400,000	25.00%
(q) ERMAN Participações S/A	400,000	25.00%
(r) MRC Participações S/A	400,000	25.00%
Total	**1,600,000**	**100.00%**

(o) Nova Cidade de Deus Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundação Bradesco	96,233,613	46.30%	220,235,464	98.35%	316,469,077	73.29%
(s) Elo Participações S/A	111,606,996	53.70%	0	0.00%	111,606,996	25.85%
Caixa Beneficiente Fund. do Bradesco	0	0%	3,699,093	1.65%	3,699,093	0.86%
Total	**207,840,609**	**100.00%**	**223,934,557**	**100.00%**	**431,775,166**	**100.00%**

(p) AEM Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Antonio Ermírio de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at AEM Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(t) JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(q) ERMAN Participações S/A	0	0.00%	300	33.33%	300	0.00%
(r) MRC Participações S/A	0	0.00%	300	33.33%	300	0.00%
Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2006**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(q) ERMAN Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Ermírio Pereira de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at ERMAN Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(t)	JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(p)	AEM Participações S/A	0	0.00%	300	33.33%	300	0.00%
(r)	MRC Participações S/A	0	0.00%	300	33.33%	300	0.00%
	Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(r) MRC Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Maria Helena Moraes Scripilliti (although having donated her shares to her direct descendants, the shareholder still detains the voting rights at MRC Participações S.A, corresponding to the totality of her common shares, during her lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(t)	JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(q)	ERMAN Participações S/A	0	0.00%	300	33.33%	300	0.00%
(p)	AEM Participações S/A	0	0.00%	300	33.33%	300	0.00%
	Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(s) Elo Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	7,882,512	5.84%	0	0.00%	7,882,512	3.97%
Other Shareholders	127,172,555	94.16%	63,696,161	100.00%	190,868,716	96.03%
Total	**135,055,067**	**100.00%**	**63,696,161**	**100.00%**	**198,751,228**	**100.00%**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(t) JEMF Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
José Ermírio de Moraes Neto	3,500	33.34%	0	0.00%	3,500	33.30%
José Roberto Ermírio Moraes	3,500	33.33%	0	0.00%	3,500	33.30%
Neide Helena de Moraes	3,500	33.33%	0	0.00%	3,500	33.30%
AEM Participações S/A	0	0.00%	4	33.34%	4	0.04%
ERMAN Participações S/A	0	0.00%	4	33.33%	4	0.03%
MRC Participações S/A	0	0.00%	4	33.33%	4	0.03%
Total	**10,500**	**100.00%**	**12**	**100.00%**	**10,512**	**100.00%**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Shareholder's composition of **521 Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2006.

Shareholders	Common Shares	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,592	15.70%
Fundo Mutuo de Investimento em Ações BB - Carteira Livre I	2,027,402	84.30%
Other Shareholders	6	0.00%
Total	**2,405,000**	**100.00%**

Shareholder's composition of **Bonaire Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2006.

Shareholders	Common Shares	%
Energia Fundo de Investimento em Participações	66,728,872	100.00%
Other Shareholders	6	0.00%
Total	**66,728,878**	**100.00%**

Shareholder's composition of **BNDES Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2006.

Shareholders	Common Shares	%
Banco Nacional de Desenv.Econômico e Social **(1)**	1	100.00%
Total	**1**	**100.00%**

(1) State agency – Brazilian Federal.

The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitrage in the Market Chamber of Arbitrage, in accordance with the Arbitration Clause in Article 44 of the Company's Bye-Laws.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CPFL Energia S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of CPFL Energia S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of June 30, 2006, the related statements of operations for the quarter and six-month period then ended, and the performance report, all expressed in Brazilian reais and prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management.

2. The interim financial statements of the subsidiary Rio Grande Energia S.A. – RGE as of and for the quarter and six-month period ended June 30, 2006 and the balance sheet as of March 31, 2006 were reviewed by other independent auditors who issued unqualified review reports thereon, dated July 25, 2006 and April 27, 2006, respectively. Those auditors have also reviewed the interim financial statements for the quarter and six-month period ended June 30, 2005, and issued an unqualified review report thereon, dated July 26, 2005. Our reviews, insofar as they relate to (a) total assets of this subsidiary as of June 30, 2006 and March 31, 2006, which represent 14.0% and 9.2%, respectively, of the consolidated total assets; (b) net result for the six-month periods ended June 30, 2006 and 2005, which represent 6.5% and 3.2%, respectively, of the consolidated total balances; and (c) the investment recorded under the equity method in the Company's financial statements, are based solely on the review reports of those auditors.

3. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

4. Based on our reviews and on the reports of the other auditors, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

5. As discussed in Note 3 to the interim financial statements, the status of the periodic tariff revision of the subsidiary Companhia Paulista de Força e Luz – CPFL Paulista is as follows: the National Electric Energy Agency (ANEEL) definitively changed, on April 6, 2005, the percentage related to the periodic tariff revision of 2003 for CPFL Paulista. In addition, CPFL Paulista recognized the amount of R$ 39,655 thousand, in long-term asset, related to the difference between the regulatory depreciation rate of 4.64% p.a., used by ANEEL to calculate the "quota de reintegração" (regulatory depreciation – accounting depreciation), and the percentage of 4.85%, calculated by CPFL Paulista

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

based on the information provided to the concession authority. CPFL Paulista's management calculated the regulatory depreciation rate of 4.85% p.a., which was subject to a specific inspection by ANEEL. CPFL Paulista is awaiting the final approval of this claim by ANEEL's directors. CPFL Paulista's management considers that these discussions will have a successful outcome and that the respective asset will be realized.

6. We had previously reviewed the Company and consolidated balance sheets as of March 31, 2006, presented for comparative purposes, and our review report thereon, dated April 27, 2006, contained an emphasis paragraph related to the matter described in paragraph 5 above. The statements of operations (Company and Consolidated) for the quarter and six-month period ended June 30, 2005, presented for comparative purposes, were reviewed by us and our review report thereon, dated July 26, 2005, contained emphasis paragraphs related to: (i) the matter described in paragraph 5 above; and (ii) the fact that the 2003 periodic tariff revision and the 2004 tariff adjustment of the subsidiary Companhia Piratininga de Força e Luz, which were pending approval by ANEEL on that date, were approved in October 2005.

7. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 25, 2006

DELOITTE TOUCHE TOHMATSU   Walbert Antonio dos Santos
Auditores Independentes   Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

The subsidiary Companhia Paulista de Força e Luz ("CPFL Paulista") is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of June 30, 2006, filed at CVM (Brazilian Securities Commission).

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of June 30, 2006, filed at CVM (Brazilian Securities Commission).

The subsidiary Companhia Piratininga de Força e Luz is a public company and its Comments on the performance of this quarter is attached in the Interim Financial Statements as of June 30, 2006, filed at CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/31/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.01	Operating revenues	441,324	891,282	343,791	640,083
3.02	Deductions from operating revenues	(61,478)	(121,067)	(45,584)	(85,611)
3.02.01	ICMS	(20,807)	(39,018)	(13,791)	(26,379)
3.02.02	PIS	(7,224)	(14,589)	(5,663)	(10,551)
3.02.03	COFINS	(33,286)	(67,197)	(26,084)	(48,602)
3.02.04	ISS	(161)	(263)	(46)	(79)
3.03	Net operating revenues	379,846	770,215	298,207	554,472
3.04	Cost of sales and/or services	(316,983)	(603,542)	(238,241)	(433,929)
3.04.01	Cost of electric energy	(312,274)	(594,962)	(234,762)	(428,031)
3.04.02	Material	(658)	(1,330)	(346)	(611)
3.04.03	Outsourced services	(4,051)	(7,250)	(3,133)	(5,287)
3.05	Gross operating income	62,863	166,673	59,966	120,543
3.06	Operating Expenses/Income	(1,616)	(2,501)	(718)	(2,376)
3.06.01	Sales and Marketing	(3,736)	(7,316)	(2,671)	(5,990)
3.06.02	General and administrative	(5)	(24)	(22)	(22)
3.06.03	Financial	2,125	4,839	1,975	3,636
3.06.03.01	Financial income	4,165	9,345	3,756	6,586
3.06.03.02	Financial expenses	(2,040)	(4,506)	(1,781)	(2,950)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/31/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.07	Income from operations	61,247	164,172	59,248	118,167
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	61,247	164,172	59,248	118,167
3.10	Income tax and social contribution	(20,423)	(54,998)	(20,001)	(40,042)
3.10.01	Social contribution	(5,416)	(14,583)	(5,297)	(10,603)
3.10.02	Income tax	(15,007)	(40,415)	(14,704)	(29,439)
3.11	Deferred income tax and social contribution	0	0	0	0
3.12	Statutory profit sharing/contributions	(1)	(1)	0	0
3.12.01	Profit sharing	(1)	(1)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.15	Net income (loss) for the period	40,823	109,173	39,247	78,125
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	455,996	455,996	455,996	455,996
	EARNINGS PER SHARE	89.52491	239.41657	86.06874	171.32826
	LOSS PER SHARE				

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES
CPFL Comercialização Brasil S.A.

Gross Revenue

The Gross Revenue for the 2nd quarter of 2006, which includes the operations of the subsidiary CLION, was R$ 441,324, an increase of 28.4% compared to the same quarter in 2005, due essentially to the growth of sales of energy to the free market and other concessionaires and licensees. The volume sold this quarter was 5,154 GWh, against 4,045 GWh in the same quarter last year.

Net Income

The net income for the 2nd quarter of 2006 was R$ 40,823, which represents an increase of 4% in comparison with the same quarter of 2005, directly linked to the growth of its sales operations.

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the 2nd quarter of 2006 was R$ 59,169, or 3.3% higher than that for the same quarter in 2005, which was R$ 57,296 (information not reviewed by the Independent Auditors).

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: June 30, 2006**

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

SUMMARY